Filed Pursuant to Rule 424(B)(4)

Registration No. 333-148092

PROSPECTUS

The Providence Service Corporation

$70,000,000 6.5% Convertible Senior Subordinated Notes due 2014 and Shares of Common Stock Issuable Upon Conversion of the Notes and 287,576 Shares of Common Stock

We sold $70 million aggregate principal amount of our 6.5% Convertible Senior Subordinated Notes due 2014, or notes, on November 13, 2007 in a private placement. The selling securityholders named in this prospectus may use this prospectus to resell from time to time their notes and the shares of our common stock issuable upon conversion of the notes. We will not receive any of the proceeds from the securities sold by these selling securityholders.

The notes will mature on May 15, 2014. We will pay interest on the notes on May 15 and November 15 of each year, beginning May 15, 2008. The notes are convertible into shares of our common stock in accordance with the terms and conditions of the notes beginning on page 27. The notes are convertible by holders into shares of our common stock, initially at a conversion rate of 23.982 shares of common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion rate of $41.698 per share of common stock and initially equals an aggregate 1,678,740 shares of common stock subject to adjustment in certain events. Holders who convert their notes in connection with certain fundamental changes, as described in this prospectus, may be entitled to a make-whole premium upon conversion as described in this prospectus.

Holders may require us to repurchase the notes upon a fundamental change, as described in this prospectus, at a price of 100% of the principal amount of the notes plus accrued and unpaid interest.

The notes are unsecured and are subordinated in right of payment to all of our existing and future senior indebtedness. The notes are also effectively junior to our secured indebtedness to the extent of the assets securing that indebtedness and to all debt incurred by our subsidiaries. The indenture governing the notes limits the incurrence of debt by us and our subsidiaries as described in this prospectus.

This prospectus also relates to 287,576 shares of our common stock that may be issued in exchange for or upon redemption of exchangeable shares issued by one of our Canadian subsidiaries, PSC of Canada Exchange Corp., or PSC. The exchangeable shares were issued by PSC in August 2007 to shareholders of WCG International Consultants Ltd., or WCG, in connection with our acquisition of WCG. The selling securityholders named in this prospectus may use this prospectus to resell from time to time up to 287,576 shares of our common stock. We will not receive any of the proceeds from the sale of our common stock by these selling securityholders.

There is no public market for the notes, and we do not intend to apply for listing of the notes on any national securities exchange or for the quotation of the notes through any automated quotation system.

Our common stock is quoted on the Nasdaq Global Select Market® under the symbol “PRSC.” On February 6, 2008, the last reported sale price of the common stock on the Nasdaq Global Select Market was $29.93 per share.

Investing in our securities involves risks. See “ Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

February 11, 2008

You should rely only on the information contained or incorporated by reference in this prospectus or other documents to which we have referred you. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information in this prospectus is complete and accurate only as of its date regardless of the time of delivery of this prospectus or of any sale or other acquisition of our securities. The financial condition, results of operations, business and prospects of us and our subsidiaries may have changed since that date. This prospectus is not an offer to sell or the solicitation of an offer to buy these securities in any jurisdiction where offers or sales are not permitted.

Except where the context requires otherwise, in this prospectus, the “Company,” “Providence,” “we,” “us,” and “our” refer to the combined business of The Providence Service Corporation, a Delaware corporation, and all of its consolidated entities.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference into this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information included elsewhere in, or incorporated by reference into, this prospectus, including our historical consolidated financial statements and the related notes. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

Our Business

We provide government sponsored social services, or behavioral health services, directly and through not-for-profit social services organizations whose operations we manage and non-emergency transportation services. The recipients of our behavioral health services are individuals and families who are eligible for government assistance pursuant to federal mandate. The governmental entities that pay for our behavioral health services include welfare, child welfare and justice departments, public schools and state Medicaid programs. Our counselors, social workers and mental health professionals provide our behavioral health services primarily in clients’ homes and communities, instead of in institutions, which reduces the government’s costs for such services while affording the clients a better quality of life. A majority of the recipients of our non-emergency transportation services are also individuals who are eligible for government assistance pursuant to federal mandate. The entities that pay for our non-emergency transportation services include state Medicaid programs, metropolitan transit organizations, health maintenance organizations and commercial insurers. Our client service representatives provide non-emergency transportation services for our clients primarily to general healthcare related destinations.

Our services

Among the services we deliver are:

•	Behavioral health services.

•

Home and community based counseling. We provide counseling in clients’ homes and help schools manage at-risk students through training and counseling programs on school grounds. Our counseling services address such social problems as marital and family issues, depression, drug and alcohol abuse, domestic violence, chronic truancy, hyperactivity, and criminal and anti-social behavior.

•

Foster care. We recruit and train foster parents and license family foster homes. We also offer therapeutic foster care to emotionally disturbed children and adolescents who might otherwise require institutional treatment.

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Not-for-profit managed services. We manage the delivery of government sponsored social services on behalf of the not-for-profit entities we manage, under fee for service management contracts. We provide these entities with administrative support, information technology and accounting and payroll services, as well as intake, assessment and referral services, monitoring services and case management services.

•

Non-emergency transportation services. We provide non-emergency transportation management solution services, primarily for Medicaid beneficiaries. As a single-source solution, we manage call center operations, eligibility screening, scheduling, encounter data submission, risk management and quality assurance. We also credential and manage local transportation networks of commercial, nonprofit and public transportation providers, who deliver the actual transportation service. Our network management system combines proprietary logistics software with aggressive quality assurance to offer a superior outsourcing solution for human services transportation programs. We believe that proprietary software, innovative trip coordination strategies and a proven record of creating budget stability and program integrity distinguish us as the leader in improving non-emergency transportation programs. Our clients include state Medicaid agencies, school boards, hospital systems and many of the nation’s largest managed care organizations.

Our contracts

Our revenue is derived from our provider contracts with state and local government agencies and government intermediaries, health maintenance organizations, or HMOs, commercial insurers and metropolitan transit organizations and from our management contracts with not-for-profit social services organizations. Under many of our provider contracts, with respect to our behavioral health services, we are paid an hourly fee. Under some of our provider contracts, with respect to our behavioral health services, however, we receive a set monthly amount or we are paid amounts equal to the costs we incur to provide agreed upon services. Where we contract to manage the operations of not-for-profit social service organizations, we receive management fees based on a percentage of revenues or a predetermined fee. Most of our provider contracts for non-emergency transportation services are capitated and our compensation is based on a per member per month payment for each eligible member. We do not direct bill for our non-emergency transportation services as our revenue is based on covered lives. Our special needs school transportation provider contracts are with local governments and are paid on a per trip basis.

Our acquisition history

From 2002 through November 2007, we completed and integrated the acquisition of the equity or assets of 19 companies for an aggregate purchase price of approximately $113 million and in December 2007, our wholly-owned subsidiary, PRSC Acquisition Corporation, acquired all of the equity interest in Charter LCI Corporation, the parent company of LogistiCare, Inc., or the LogistiCare acquisition, for a total purchase price of approximately $220 million, subject to adjustment as provided for in the merger agreement, as amended.

Corporate information

We are incorporated under the laws of the state of Delaware. Our corporate headquarters are located at 5524 East Fourth Street, Tucson, Arizona 85711 and our telephone number is (520) 747-6600. Our web site address is www.provcorp.com. The information on our web site does not constitute part of this prospectus.

The Offerings

Issuer	The Providence Service Corporation

Securities offered by selling securityholders

$70 million aggregate principal amount of 6.5% Convertible Senior Subordinated Notes due 2014 and shares of our common stock issuable upon conversion of the notes

Up to 287,576 shares of our common stock

Summary of the notes

Maturity date of notes	May 15, 2014

Ranking of notes

The notes:

•         are subordinated in right of payment to any existing or future senior debt;

•         are effectively junior in right of payment to any debt and other liabilities of our existing and future subsidiaries;

•         rank equal in right of payment with any other of our senior unsecured indebtedness and other obligations that are not, by their terms, either senior or subordinated to the notes; and

•         rank prior in right of payment to any future indebtedness subordinated to the notes.

As of December 31, 2007, we had $173 million senior indebtedness outstanding.

The indenture governing the notes limits our and our subsidiaries’ ability to incur additional debt. See “Description of Notes – Covenants.”

Interest	The notes bear interest at an annual rate of 6.5%, payable semiannually in arrears in cash on May 15 and November 15 of each year, beginning May 15, 2008.

Assuming that the full principal balance of the notes remains outstanding for the entire term of the notes, we will make interest payments of approximately $2.3 million in the aggregate on each of May 15 and November 15 through the maturity of the notes on May 15, 2014.

Conversion rights	The notes are convertible, at the option of the holder, at any time prior to the close of business on the business day immediately preceding the stated maturity date based on an initial conversion rate of 23.982 shares per $1,000 principal amount of notes which is the equivalent of an initial conversion price of approximately $41.698 per share. The conversion rate is subject to adjustment. In particular, holders who convert their notes in connection with certain fundamental changes may be entitled to a make-whole premium in the form of additional shares of our common stock. See “Description of Notes – Conversion rights.”

We will not issue fractional shares of our common stock. If you are entitled to receive a fractional share of our common stock, you will receive cash equal to the current market value of the fractional share of our common stock.

Fundamental change	If a fundamental change occurs, holders will have the right to require us to repurchase for cash all or any portion of their notes. The fundamental change purchase price will be 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest, if any, up to, but excluding the repurchase date. See “Description of Notes – Fundamental change permits holders to require us to purchase notes.”

Make-whole premium upon a fundamental change

If certain fundamental changes as described below under “Description of Notes – Make-whole premium upon a fundamental change” occur, we will pay a make-whole premium on the notes converted in connection with the fundamental change by issuing additional shares of our common stock upon conversion of the notes to the extent described in this prospectus.

The amount of the make-whole premium, if any, will be based on our common stock price and the effective date of the fundamental change. A description of how the make-whole premium will be determined and a table showing the make-whole premium that would apply at various common stock prices and fundamental change effective dates are set forth under “Description of Notes – Make-whole premium upon a fundamental change.”

No entitlement to sinking fund	The notes are not entitled to the benefit of any sinking fund.

Events of default	Except as noted below, if an event of default has occurred and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding by written notice to us may declare the principal of the notes and any accrued and unpaid interest through the date of the declaration immediately due and payable. The notes will automatically become due and payable in the case of certain types of bankruptcy events of default involving us or our significant subsidiaries.

If we elect to, the sole remedy for an event of default relating to the failure to comply with the reporting obligations in the indenture with respect to Securities and Exchange Commission, or SEC, filings and for any failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act of 1939, as amended, or the Trust Indenture Act, will for the first 180 days after the occurrence of such an event of default consist exclusively of the right to receive an extension fee on the notes equal to 1.0% of the outstanding principal amount of the notes (equal to approximately $1,944 per day in the aggregate). This extension fee will be paid on the date which the event of default first occurs. On the 181st day after the event of default, if the event of default relating to the reporting obligations is not cured or waived or we have not complied with the requirements of Section 314(a)(1) of the Trust Indenture Act, the notes will be subject to acceleration as provided above.

Registration rights

We have agreed to use commercially reasonable efforts to keep the shelf-registration statement, of which this prospectus forms a part, effective until the earlier of the following:

•        two years after the date we issued the notes;

•        all notes and shares of common stock issuable upon conversion of the notes have been sold or transferred pursuant to the shelf registration statement;

•        all notes and shares of common stock issuable upon conversion of the notes have been transferred in compliance with Rule 144 under the Securities Act of 1933, as amended, or Securities Act, or are transferable pursuant to paragraph (k) of Rule 144; or

•        the notes and the common stock issuable upon conversion of the notes have ceased to be outstanding.

Additional interest	As described under “Description of Notes – Registration rights,” we may be required to pay additional interest on the notes if we do not meet deadlines relating to the filing and effectiveness of the shelf registration statement or suspend use of the prospectus for more than 30 days in a 90-day period or an aggregate of 90 days in a 360-day period.

Material U.S. federal income tax considerations

You should consult your tax advisor with respect to the U.S. federal income tax consequences of owning the notes or our common stock in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction. See “Material U.S. Federal Income Tax Considerations.”

Trading	There is no public market for the notes, and we do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes through any automated quotation systems. Our common stock currently trades on the Nasdaq Global Select Market.

Use of proceeds

We will not receive any proceeds from the sale by the selling securityholders of the notes or shares of common stock issuable upon conversion of the notes or in exchange for or upon redemption of the exchange shares.

In the original offering of the notes that was completed in November 2007, we received approximately $67.8 million of net proceeds from the sale of the notes after deducting the placement agent’s fee and other expenses of such offering, including the payment of Steelhead Investments LTD’s attorneys’ fees. These proceeds have been used to fund the LogistiCare acquisition.

Nasdaq Global Select Market symbol of our common stock	“PRSC”

Risk Factors

Investing in the notes or in our common stock involves a number of material risks. For a discussion of certain risks that should be considered in connection with an investment in the notes or in our common stock, see “Risk Factors” beginning on page 9 of this prospectus.

Ratio of Earnings To Fixed Charges

Our ratio of earnings to fixed charges determined under the method prescribed by the SEC are shown below.

	For the Year Ended June 30,	For the Six Months Ended December 31,	For the Years Ended December 31,				For the Nine Months Ended September 30,
	2002	2002	2003	2004	2005	2006	2007
Earnings (losses)	$2,644,616	$(2,651,304)	$7,312,368	$13,838,262	$19,824,346	$21,192,107	$22,123,923
Fixed Charges	$1,555,373	$1,888,566	$3,037,910	$2,517,835	$4,091,938	$5,149,797	$5,150,491
Ratio of earnings to fixed charges(1)	1.70	N/A	2.41	5.50	4.84	4.12	4.30

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes and minority interest, fixed charges, amortization of capitalized interest and distributed income of equity investees less interest capitalized, income from equity investee and distributions to minority holders. Fixed charges consist of interest expense, capitalized interest, amortization of deferred financing charges not included in interest expense and a portion of rentals deemed to be interest. Earnings were not sufficient to cover fixed charges by approximately $4.5 million for the six months ended December 31, 2002. In May 2003, we changed our fiscal year end from June 30 to December 31.

RISK FACTORS

Before you make your investment decision, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this prospectus, including information in the documents incorporated by reference into this prospectus, before you decide to purchase or otherwise acquire our securities. Additional unknown risks may also impair our financial performance and business operations. If any of the following risks actually occurs, our business, financial condition and operating results could be adversely affected. As a result, the market value of our securities could be detrimentally affected, and investors may lose part or all of their investment.

Risks related to our business

Our increased indebtedness may harm our financial condition and results of operations.

As of December 31, 2007, our total consolidated long-term debt was $236.5 million.

Our level of indebtedness could have important consequences to you, because:

•	it could adversely affect our ability to satisfy our obligations, including the notes;

•

an increased portion of our cash flows from operations may have to be dedicated to interest and principal payments and may not be available for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes;

•	it may impair our ability to obtain additional financing in the future;

•	it may limit our flexibility in planning for, or reacting to, changes in our business and industry; and

•	it may make us more vulnerable to downturns in our business, our industry or the economy in general.

Our operations may not generate sufficient cash to enable us to service our debt. If we were to fail to make any required payment under the agreements governing our indebtedness or fail to comply with the financial and operating covenants contained in these agreements, we would be in default. A default could have a significant adverse effect on the market value and marketability of our common stock. Our lenders would have the ability to require that we immediately pay all outstanding indebtedness. If the lenders were to require immediate payment, we might not have sufficient assets to satisfy our obligations under our credit facility, our subordinated notes or our other indebtedness. In such event, we could be forced to seek protection under bankruptcy laws, which could have a material adverse effect on our existing contracts and our ability to procure new contracts as well as our ability to recruit and/or retain employees.

Additionally, if it is determined that the notes should be accounted for under the liability method in accordance with generally accepted accounting principles of the United States, the effect of this accounting treatment could result in significant fluctuations in our earnings from period to period.

The anticipated benefits of the LogistiCare acquisition may not be realized fully or at all or may take longer to realize than expected.

The LogistiCare acquisition involves the integration of two companies that have previously operated independently with principal offices in two distinct locations. We are required to devote significant management attention and resources to integrating the two companies and difficulties could include, among other things, integrating financial accounting systems, intellectual technology functions and operations. Any delays in this process could adversely affect the combined company’s business, financial results, financial condition and stock price. Even if we were able to integrate our business operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that may be possible from this integration or that these benefits will be achieved within a reasonable period of time. See also “– Any acquisition that we undertake could be difficult to integrate, disrupt our business, dilute stockholder value and harm our operating results.”

Changes in budgetary priorities of the government entities that fund the services we provide could result in our loss of contracts or a decrease in amounts payable to us under our contracts.

Our revenue is largely derived from contracts that are directly or indirectly paid or funded by government agencies. All of these contracts are subject to legislative appropriations and state budget approval. Consequently, a significant decline in government expenditures, shift of expenditures or funding away from programs that call for the types of services that we provide or change in government contracting or funding policies could cause payers to terminate their contracts with us or reduce their expenditures under those contracts, either of which could have a negative impact on our future operating results.

The availability for funding under our contracts with state governments is dependent in part upon federal funding to states. Recent changes in Medicaid methodology may further reduce the availability of federal funds to states in which we provide services. Among the alternative Medicaid funding approaches that states have explored are provider assessments as tools for leveraging increased Medicaid federal matching funds. Provider assessment plans generate additional federal matching funds to the states for Medicaid reimbursement purposes, and implementation of a provider assessment plan requires approval by the Centers for Medicare and Medicaid Services in order to qualify for federal matching funds. These plans usually take the form of a bed tax or a quality assessment fee, which were required to be imposed uniformly across classes of providers within the state, except that such taxes only applied to Medicaid health plans.

However, the Deficit Reduction Act of 2005, which was signed into law on February 8, 2006, or Deficit Reduction Act, requires states that desire to impose provider taxes, subject to certain transitional periods, to impose taxes on all managed care organizations, not just Medicaid managed care organizations. This uniformity requirement as it relates to taxing all managed care organizations may make states more reluctant to use provider assessments as a vehicle for raising matching funds and, thus, reduce the amount of funding that the states receive and have available. Moreover, under the Deficit Reduction Act, states may be allowed to reduce the benefits provided to certain Medicaid enrollees, which could affect the services that states contract for with us. We cannot make any assurances that these Medicaid changes will not negatively affect the funding under our contracts.

Currently, many of the states in which we operate are facing budgetary shortfalls or changes in budgetary priorities. While we have not yet experienced any rate or contract reductions as a result of these budgetary shortfalls, we are not immune to such consequences. In addition, in some states eligibility requirements for social services clients have been tightened to stabilize the number of eligible clients, which reduces the size of our potential market in those states. While many of these states are dealing with budgetary concerns by shifting costs from institutional care to home and community based care such as we provide, there is no assurance that this trend will continue.

We derive a significant amount of our revenues from a few payers, which puts us at risk.

We provide, or manage the provision of, government sponsored social services and non-emergency transportation services to individuals and families who are eligible for government assistance pursuant to federal mandate with respect to government sponsored social service and members of the disability community, or senior citizens with respect to non-emergency transportation services under various contracts with state and local governmental entities. We generate a significant amount of our revenues from a few payers under a small number of contracts. The loss of, reduction in amounts generated by, or changes in methods or regulations governing payments for our services under these contracts could materially reduce our revenue.

Our contracts are not only short-term in nature but can also be terminated prior to expiration, without cause and without penalty to the payers, and there can be no assurance that they will survive until the end of their stated terms or that upon their expiration these contracts will be renewed or extended.

Most of our contracts contain base periods of only one year. While some of them also contain options for renewal, usually successive six month or one year terms, payers are not required to extend their contracts into these option periods. In addition, a significant number of our contracts not only allow the payer to terminate the contract immediately for cause (such as for our failure to meet our contract obligations) but also permit the payer to terminate the contract at any time prior to its stated expiration date. In most cases the payer may terminate the contract without cause, at will and without penalty to the payer, either upon the expiration of a short notice period, typically 30 days, and/or immediately, in the event federal or state appropriations supporting the programs serviced by the contract are reduced or eliminated. The failure of payers to renew or extend significant contracts or their early termination of significant contracts could adversely affect our financial performance. We cannot anticipate if, when or to what extent a payer might terminate its contract with us prior to its expiration or fail to renew or extend its contract with us.

Each of our contracts is subject to audit and modification by the payers with whom we contract, in their sole discretion.

Our business depends on our ability to successfully perform under various government funded contracts. The payers under these contracts can review our performance under these contracts, as well as our records, accounting and general business practices at any time and may, in their discretion:

•	suspend or prevent us from receiving new contracts or extending existing contracts because of violations or suspected violations of procurement laws or regulations;

•	terminate or modify our existing contracts;

•	reduce the amount we are paid under our existing contracts; and/or

•	audit and object to our contract related fees.

As a government contractor, we are subject to an increased risk of litigation and other legal actions and liabilities.

As a government contractor, we are subject to an increased risk of investigation, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities not often faced by companies that do not provide government sponsored services. The occurrence of any of these actions, regardless of the outcome, could disrupt our operations and cause us added expense and could limit our ability to obtain additional contracts in other jurisdictions.

A loss of our status as a licensed provider in any jurisdiction could result in the termination of a number of our contracts, which could negatively impact our revenues.

If we lost our status as a licensed provider in any jurisdiction, the contracts under which we provide services in that jurisdiction would be subject to termination. Moreover, such an event could constitute a violation of provisions of our contracts in other jurisdictions, resulting in further contract terminations.

If we fail to satisfy our contractual obligations, we could be liable for damages and financial penalties and harm our ability to keep our existing contracts or obtain new contracts.

Our failure to comply with our contract obligations could, in addition to providing grounds for immediate termination of the contract for cause, negatively impact our financial performance and damage our reputation, which, in turn, could have a material adverse effect on our ability to obtain new contracts. Our failure to meet contractual obligations could also result in substantial actual and consequential damages. The termination of a contract for cause could, for instance, subject us to liability for excess costs incurred by a payer in obtaining similar services from another source. In addition, our contracts require us to indemnify payers for our failure to meet standards of care, and some of them contain liquidated damages provisions and financial penalties that we must pay if we breach these contracts.

If we fail to estimate accurately the cost of performing certain contracts, we may incur losses on these contracts.

Under our fee-for-service contracts, we receive fees based on our interactions with government sponsored clients. To earn a profit on these contracts, we must accurately estimate costs incurred in providing services. Our risk on these contracts is that our client population is not large enough to cover our fixed costs, such as rent and other overhead. Our fee-for-service contracts are not reimbursed on a cost basis and therefore, if we fail to estimate our costs accurately, we may incur losses on these contracts.

Additionally, approximately 95% of our non-emergency transportation services revenue is generated under capitated contracts with the remainder generated through fee-for service contracts. Under our capitated contracts, we assume the responsibility of managing the needs of a specific geographic population by contracting out transportation services to local van, cab and ambulance companies on a per ride or per mile basis. We use a “pricing model” to determine applicable contract rates, which take into account factors, such as estimated utilization, state specific data, previous experience in the state and/or with similar services, estimate volume and availability of mass transit. The amount of the fixed monthly per member per month fee is determined in the bidding process but predicated on actual historical transportation data for the subject geographic region (provided by the payer), actuarial work performed in-house as well as by third party actuarial firms and actuarial work provided by the payer. If the utilization of our services is more than we estimated, the contract may not be profitable.

Approximately 13% and 14% of our revenues for the year ended December 31, 2006 and the nine months ended September 30, 2007, respectively, were derived from cost based service contracts in California for which we record revenue at one-twelfth of the annual contract amount less allowances for certain contingencies, which puts us at risk that we may be required to subsequently refund a portion of the excess funds, if any.

Our cost based service contracts require us to allow for contingencies such as budgeted costs not incurred, excess cost per service over the allowable contract rate and/or an insufficient number of encounters. For the year ended December 31, 2006 and the nine months ended September 30, 2007, revenues from these contracts represented approximately 13% and 14% of our total revenues for the respective period. In cases where funds paid to us exceed the allowable costs to provide services under the contracts, we may be required to pay back the excess funds.

Our results of operations will fluctuate due to seasonality.

Our quarterly operating results and operating cash flows normally fluctuate as a result of seasonal variations in our business, principally due to lower client demand for our behavioral health services during the holiday and summer seasons and our non-emergency transportation services during the holiday and winter seasons. Our expenses may vary significantly with these changes and, as a result, such expenses do not fluctuate significantly on a quarterly basis. We expect quarterly fluctuations in operating results and operating cash flows to continue as a result of the uneven seasonal demand for our services. Moreover, as we enter new markets, we could be subject to additional seasonal variations along with any competitive response to our entry by other social services providers.

While we obtain some of our business through responses to government requests for proposals, we may not be awarded contracts through this process in the future, and contracts we are awarded may not be profitable.

We obtain, and will continue to seek to obtain, a significant portion of our business from state or local government entities. To obtain business from government entities, we are often required to respond to requests for proposals, or RFPs. To propose effectively, we must accurately estimate our cost structure for servicing a proposed contract, the time required to establish operations and the terms of the proposals submitted by competitors. We must also assemble and submit a large volume of information within rigid and often short timetables. Our ability to respond successfully to RFPs will greatly impact our business. We may not be awarded contracts through the RFP process, and our proposals may not result in profitable contracts.

If we fail to establish and maintain important relationships with officials of government entities and agencies, we may not be able to successfully procure or retain government-sponsored contracts, which could negatively impact our revenues.

To facilitate our ability to procure or retain government-sponsored contracts, we rely in part on establishing and maintaining relationships with officials of various government entities and agencies. These relationships enable us to provide informal input and advice to the government entities and agencies prior to the development of an RFP or program for privatization of social services and enhance our chances of procuring contracts with these payers. The effectiveness of our relationships may be reduced or eliminated with changes in the personnel holding various government offices or staff positions. We also may lose key personnel who have these relationships. We may be unable to successfully manage our relationships with government entities and agencies and with elected officials and appointees. Any failure to establish, maintain or manage relationships with government and agency personnel may hinder our ability to procure or retain government-sponsored contracts.

The federal government may refuse to grant consents and/or waivers necessary to permit for-profit entities to perform certain elements of government programs.

Under current law, in order to privatize certain functions of government programs, the federal government must grant a consent and/or waiver to the petitioning state or local agency. If the federal government does not grant a necessary consent or waiver or withdraw approval of any granted waiver, the state or local agency will be unable to contract with a for-profit entity, such as us, to provide the service. Failure by state or local agencies to obtain consents and/or waivers could adversely affect our continued business and future growth.

Our business could be adversely affected by future legislative changes that hinder or reverse the privatization of social services.

The market for our services depends largely on federal, state and local legislative programs. These programs can be modified or amended at any time. Moreover, part of our growth strategy includes aggressively pursuing opportunities created by the federal, state and local initiatives to privatize the delivery of social services. However, there are opponents to the privatization of social services and, as a result, future privatization of social services is uncertain. If additional privatization initiatives are not proposed or enacted, or if previously enacted privatization initiatives are challenged, repealed or invalidated, our growth could be adversely impacted.

Our strategic relationships with certain not-for-profit and tax exempt entities are subject to tax and other risks.

Since some government agencies in certain of our markets prefer or require contracts for privatized social services to be administered through not-for-profit organizations, we rely on our long-term relationships with not-for-profit organizations to provide services to these government agencies. We currently maintain strategic relationships with 17 not-for-profit social services organizations with which we have management contracts of varying lengths, 14 of which are federally tax exempt organizations.

Our strategic relationships with tax exempt not-for-profit organizations are similar to those in the hospital management industry where tax exempt or faith based not-for-profit hospitals are managed by for profit companies.

Federal tax laws require that the boards of directors of not-for-profit tax exempt organizations be independent. The boards of directors of the tax exempt not-for-profit organizations for which we provide management services have a majority of independent members. The board members are predominately selected from independent members of the local community in which the not-for-profit entity operates. Decisions regarding our business relationships with these not-for-profit entities are made by their independent board members including approving the management fees we charge to manage their organizations and any discretionary bonuses. Federal tax laws also require that the management fees we charge the not-for-profit entities we manage be fixed and at fair market rates. Typically, a fairness opinion is obtained by the not-for-profit entities we manage from an independent third party valuation consultant that substantiates the fair market rates.

If the Internal Revenue Service determined that any tax exempt organization was paying more than market rates for services performed by us, the managed entity could lose its tax exempt status and owe back taxes and penalties.

Generally, under state law, not-for-profit entities may pay no more than reasonable compensation for services rendered. If the compensation paid to us by these not-for-profit entities is deemed unreasonable, then the state could take action against the not-for-profit entity which could adversely affect us.

Government unions may oppose privatizing government programs to outside vendors such as us, which could limit our market opportunities.

Our success depends in part on our ability to win contracts to administer and manage programs traditionally administered by government employees. Many government employees, however, belong to labor unions with considerable financial resources and lobbying networks. These unions could apply political pressure on legislators and other officials seeking to privatize government programs. Union opposition could result in our losing government contracts or being precluded from providing services under government contracts.

Inaccurate, misleading or negative media coverage could damage our reputation and harm our ability to procure government sponsored contracts.

The media sometimes provides news coverage about our contracts and the services we provide to clients. This media coverage, if negative, could influence government officials to slow the pace of privatizing government services. Moreover, inaccurate, misleading or negative media coverage about us could harm our reputation and, accordingly, our ability to obtain government sponsored contracts.

We may incur costs before receiving related revenues, which could result in cash shortfalls.

When we are awarded a contract to provide services, we may incur expenses before we receive any contract payments. These expenses include leasing office space, purchasing office equipment and hiring personnel. As a result, in certain large contracts where the government does not fund program start-up costs, we may be required to invest significant sums of money before receiving related contract payments. In addition, payments due to us from payers may be delayed due to billing cycles or as a result of failures to approve government budgets in a timely manner. Moreover, any resulting cash shortfall could be exacerbated if we fail to either invoice the payer or to collect our fee in a timely manner.

Our business is subject to risks of litigation.

We are in the human and non-emergency transportation services business which are subject to lawsuits and claims. A substantial award could have a material adverse impact on our operations and cash flow and could adversely impact our ability to continue to purchase appropriate liability insurance. We can be subject to claims for negligence or intentional misconduct (in addition to professional liability type claims) by an employee, including but not limited to, claims arising out of accidents involving vehicle collisions, employees driving to or from interactions with clients or assault and battery. We are also subject to claims alleging we did not properly treat an individual, or failed to properly diagnose and/or care for a client. We can be subject to employee related claims such as wrongful discharge or discrimination or a violation of equal employment law and permitting issues. While we are insured for these types of claims, damages exceeding our insurance limits or outside our insurance coverage, such as a claim for fraud, could adversely affect our cash flow and financial condition. Furthermore, we can be subject to miscellaneous errors and omissions liability relative to the various management agreements we have with the not-for-profit entities we manage. In the event of a claim and depending on, among other things, the circumstances, allegations, and size of the management contract, we could be subject to damages that could have a material adverse impact on our financial condition and results of operations.

Our use of a self-insurance program to cover certain claims for losses suffered and costs or expenses incurred could negatively impact our business upon the occurrence of an uninsured event.

We are self-insured with regard to a substantial portion of our general liability, professional liability, workers’ compensation insurance, and automobile liability and the general liability, professional liability, workers’ compensation insurance, and automobile liability of certain designated entities either managed by us, affiliated with us, or independent third parties under reinsurance programs through two wholly-owned captive insurance subsidiaries. In the event that actual reinsured losses and the reinsured losses of those certain designated entities increase unexpectedly or exceed actuarially determined estimated reinsured losses under the program, the aggregate of such losses could materially increase our liability and adversely affect our financial condition, liquidity, cash flows and results of operations. In addition, as the availability to us of certain traditional insurance coverage diminishes or increases in costs, we will continue to evaluate the levels and types of insurable risks/insurance we include in our self-insurance program. Any increase to this program increases our risk exposure and therefore increases the risk of a possible material adverse effect on our financial condition, liquidity, cash flows and results of operations.

We could be subject to significant state regulation and potential sanctions if our health care benefits program is deemed to be a multiple employer welfare arrangement.

For the purpose of managing and providing employee healthcare benefits we deem ourselves to be a single employer under Section 3(5) of ERISA with regard to our own employees as well as the employees of certain of our managed entities covered by our healthcare benefit program to whom we offered healthcare benefits through June 2007. The Department of Labor or individual states could disagree with our interpretation and consider our program to be a multiple employer welfare arrangement, or MEWA, and, as such, subject to regulation by state insurance commissions. If involuntarily deemed a MEWA, our cost to manage the state-by-state regulatory environment for the self-funded portion of our health insurance program would be prohibitive and we could, as a result, elect to maintain our self-funded health insurance plan only for our owned entities, forcing the three managed entities currently included in our self-funded plan to negotiate and purchase their own health benefits. In addition, if our health care benefits program is determined to be a MEWA, civil and/or criminal sanctions are possible.

We face substantial competition in attracting and retaining experienced professionals, particularly social service professionals with respect to our behavioral health services and intellectual technology professionals with respect to our non-emergency transportation services, and we may be unable to grow our business if we cannot attract and retain qualified employees.

Our success depends to a significant degree on our ability to attract and retain highly qualified and experienced social service professionals who possess the skills and experience necessary to deliver high quality services to our clients. Our objective of providing the highest quality of service to our clients is strongly considered when we evaluate education, experience and qualifications of potential candidates for employment as direct care and administrative staff. To that end, we attempt to hire professionals who have attained a bachelor’s degree, master’s degree or higher level of education and certification or licensure as direct care social service providers and administrators. These employees are in great demand and are likely to remain a limited resource for the foreseeable future. We must quickly hire project leaders and case management personnel after a contract is awarded to us. Contract provisions and client needs determine the number, education and experience levels of social service professionals we hire. We continually evaluate client census, case loads and client eligibility to determine our staffing needs under each contract.

Our performance in our non-emergency transportation services business largely depends on the talents and efforts of our highly skilled intellectual technology professionals. Competition for skilled intellectual technology professionals can be intense. Our success depends on our ability to recruit, retain and motivate these individuals.

Our ability to attract and retain employees with the requisite experience and skills depends on several factors including, but not limited to, our ability to offer competitive wages, benefits and professional growth opportunities. Some of the companies with which we compete for experienced personnel have greater financial resources and name recognition than we do. The inability to attract and retain experienced personnel could have a material adverse effect on our business.

Our success depends on our ability to manage growing and changing operations.

Since 1996, our business has grown significantly in size and complexity. This growth has placed, and is expected to continue to place, significant demands on our management, systems, internal controls and financial and physical resources. In addition, we expect that we will need to further develop our financial and managerial controls and reporting systems to accommodate future growth. This could require us to incur expenses for hiring additional qualified personnel, retaining professionals to assist in developing the appropriate control systems and expanding our information technology infrastructure. The nature of our business is such that qualified management personnel can be difficult to find. Our inability to manage growth effectively could have a material adverse effect on our financial results.

Any acquisition that we undertake could be difficult to integrate, disrupt our business, dilute stockholder value and harm our operating results.

We anticipate that we will continue making strategic acquisitions as part of our growth strategy. We have made a number of acquisitions since our inception, including twenty since our initial public offering in August 2003. The success of these and other acquisitions depends in part on our ability to integrate acquired companies into our business operations. There can be no assurance that the companies acquired will continue to generate income at the same historical levels on which we based our acquisition decisions, that we will be able to maintain or renew the acquired companies’ contracts, that we will be able to realize operating and economic efficiencies upon integration of acquired companies or that the acquisitions will not adversely affect our results of operations or financial condition.

We continually review opportunities to acquire other businesses that would complement our current services, expand our markets or otherwise offer growth opportunities. In connection with some acquisitions, we could issue stock that would dilute existing stockholders’ percentage ownership and/or we could incur or assume substantial debt or assume contingent liabilities. Acquisitions involve numerous risks, including, but not limited to, the following:

•	problems assimilating the purchased operations;

•	unanticipated costs and legal or financial liabilities associated with an acquisition;

•	diversion of management’s attention from our core businesses;

•	adverse effects on existing business relationships with customers;

•	entering markets in which we have limited or no experience;

•	potential loss of key employees of purchased organizations;

•	the incurrence of excessive leverage in financing an acquisition;

•	failure to maintain and renew contracts;

•	unanticipated operating, accounting or management difficulties in connection with an acquisition; and

•	dilution to our earnings per share.

We cannot assure you that we will be successful in overcoming problems encountered in connection with any acquisition, and our inability to do so could disrupt our operations and adversely affect our business.

Our success depends on our ability to compete effectively in the marketplace.

In our behavioral health services business, we compete for clients and for contracts with a variety of organizations that offer similar services. Most of our competition consists of local social service organizations that compete with us for local contracts, such as United Way supported agencies and faith-based agencies such as Catholic Social Services, Jewish Family and Children’s Services and the Salvation Army. Other competitors include local, not-for-profit organizations and community based organizations. Historically, these types of organizations have been favored in our industry as incumbent providers of services to government entities. We also compete with larger companies, such as Res-Care, Inc., which provides support services, training and educational programs predominantly to Medicaid eligible beneficiaries. National Mentor, Inc. is the country’s largest provider of foster care services and competes with us in existing markets for foster care services. In addition, many institutional providers offer some type of community based care including such organizations as Cornell Companies, Inc., Psychiatric Solutions, Inc. and The Devereaux Foundation. Some of these companies have greater financial, technical, political, marketing, name recognition and other resources and a larger number of clients and/or payers than we do. In addition, some of these companies offer more services than we do. We have experienced, and expect to continue to experience, competition from new entrants into the markets in which we operate our behavioral health services business. Increased competition may result in pricing pressures, loss of or failure to gain market share or loss of clients or payers, any of which could harm our business.

Our competitors to our non-emergency transportation business compete with us for smaller-scale contract opportunities that encompass small geographic areas such as on the county level. If these competitors begin to compete on a larger scale basis, it could result in pricing pressures, loss of or failure to gain market share or loss of clients or payers, any of which could harm our business.

Our business is subject to state licensing regulations and other regulatory provisions, including regulatory provisions governing surveys, audits, anti-kickbacks, self-referrals, false claims and The Health Insurance Portability and Accountability Act of 1996, or HIPAA, and changes to or violations of these regulations could negatively impact our revenues.

In many of the locations where we operate, we are required by state law to obtain and maintain licenses. The applicable state and local licensing requirements govern the services we provide, the credentials of staff, record keeping, treatment planning, client monitoring and supervision of staff. The failure to maintain these licenses or the loss of a license could have a material adverse impact on our business and could prevent us from providing services to clients in a given jurisdiction. Most of our contracts are subject to surveys or audit by our payers. We are also subject to regulations that restrict our ability to contract directly with a government agency in certain situations. Such restrictions could affect our ability to contract with certain payers. In addition, we are or may be subject to anti-kickback, self-referral and false claim laws. Violations of these laws may result in significant penalties, including repayment of any amounts alleged to be overpayments or in violation of such laws, criminal fines, civil money penalties, damages, imprisonment, a ban from participation in federally funded healthcare programs and/or bans from obtaining government contracts. Such fines and other penalties could negatively impact our business by decreasing profits due to repayment of overpayments or from the imposition of fines and damages, damaging our reputation and diverting our management resources.

Due to our access, use or disclosure of health information relating to individuals, we are subject to the privacy mandates of HIPAA.

HIPAA mandates, among other things, the adoption of standards to enhance the efficiency and simplify the administration of the nation’s healthcare system. HIPAA requires the United States Department of Health and Human Services, or DHHS, to adopt standards for electronic transactions and code sets for basic healthcare transactions such as payment, eligibility and remittance advices, or “transaction standards,” privacy of individually identifiable health information, or “privacy standards,” security of individually identifiable health information, or “security standards,” electronic signatures, as well as unique identifiers for providers, employers, health plans and individuals and enforcement. Final regulations have been issued by DHHS for the privacy standards, certain of the transaction standards and security standards. As a healthcare provider, we are required to comply in our operations with these standards as applicable and are subject to significant civil and criminal penalties for failure to do so. In addition, in connection with providing services to customers that also are healthcare providers, we are required to provide satisfactory written assurances to those customers that we will provide those services in accordance with the privacy standards and security standards. HIPAA has and will require significant and costly changes for our company and others in the healthcare industry. Compliance with the privacy standards became mandatory in April 2003, compliance with the transaction standards became mandatory in October 2003 (although full implementation was delayed with respect to the Medicare program until October 2005), and compliance with the security standards became mandatory in April 2005.

In February 2006, DHHS published its Final Rule on Enforcement of the HIPAA Administrative Simplification provisions, including the transaction standards, the security standards and the privacy rule. This enforcement rule addresses, among other issues, DHHS’s policies for determining violations and calculating civil money penalties, how DHHS will address the statutory limitations on the imposition of civil monetary penalties, and various procedural issues.

We have appointed an internal committee to maintain our privacy and security policies regarding client information in compliance with HIPAA. This committee is responsible for training our employees, including our regional and local managers and staff, to comply with HIPAA and monitoring compliance with the policy.

However, like other businesses subject to HIPAA regulations, we cannot fully predict the total financial or other impact of these regulations on us. The costs associated with our ongoing compliance could be substantial, which could negatively impact our profitability.

Our international operations expose us to various risks, any number of which could harm our business.

As a result of our acquisition of WCG on August 1, 2007, we now have operations in Canada. We are subject to the risks inherent in conducting business across national boundaries, any one of which could adversely impact our business. In addition to currency fluctuations, these risks include, among other things:

•	economic downturns;

•	changes in or interpretations of local law, governmental policy or regulation;

•	restrictions on the transfer of funds into or out of the country;

•	varying tax systems;

•	delays from doing business with governmental agencies;

•	nationalization of foreign assets; and

•	government protectionism.

We intend to continue to evaluate opportunities to establish new operations in Canada. One or more of the foregoing factors could impair our current or future operations and, as a result, harm our overall business.

We operate in multiple tax jurisdictions and have recently become taxable in most of them and face the risk of double taxation if one jurisdiction does not acquiesce to the tax claims of another jurisdiction.

We currently operate in the United States and Canada and are subject to income taxes in those countries and the specific states and/or provinces where we operate. In the event one taxing jurisdiction disagrees with another taxing jurisdiction, we could experience temporary or permanent double taxation and increased professional fees to resolve taxation matters.

Risks related to the notes

We increased our leverage as a result of the LogistiCare acquisition and the sale of the notes.

As of December 31, 2007, our total indebtedness was $245.4 million, which included approximately $225.8 million of indebtedness we incurred as a result of the LogistiCare acquisition and sale of the notes. Accordingly, our interest payment obligations have increased. The current interest rate on the amount borrowed under our credit facility is 8.73%. Assuming that interest rate for the fiscal year ending December 31, 2008, we anticipate that our interest payment obligations will be $14.8 million. Our interest payment obligations on the notes will be $4.6 million annually assuming the full principal balance of the notes remains outstanding for their entire term. The degree to which we are now leveraged could adversely affect our ability to obtain further financing for working capital, acquisitions, or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations will depend upon our future performance, which will be subject to the financial, business, and other factors affecting our operations, many of which are beyond our control.

The notes are unsecured, and, therefore, are effectively subordinated to any secured debt and to all liabilities of our subsidiaries.

The notes are unsecured and unsubordinated, ranking senior in right of payment to all unsecured and subordinated indebtedness and equally in right of payment to all other unsecured and unsubordinated indebtedness. Effectively the notes are subordinated in right of payment to all of our existing senior and secured indebtedness, including any indebtedness under our existing and any future credit facilities and of our subsidiaries. Under the indenture, we are limited in our ability to incur new indebtedness. As of December 31, 2007, the total amount of our senior indebtedness was $173 million. In the event of our bankruptcy, liquidation, or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all of our senior and secured indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. See “Description of Notes — Ranking of notes.”

Our indebtedness is effectively subordinated to the indebtedness of our subsidiaries.

The notes are solely obligations of The Providence Service Corporation and, accordingly, are effectively subordinated to all debt and other liabilities of our subsidiaries. We are a holding company with no significant operations of our own. Because our operations are conducted through our subsidiaries, we depend on dividends, loans, advances and other payments from our subsidiaries in order to allow us to satisfy our financial obligations, including payments of principal and interest on the notes. Our subsidiaries are separate and distinct legal entities with no legal obligation to pay any amounts to us. The ability of our subsidiaries to pay dividends and make other payments to us depends on their earning capital requirements and general financial conditions and is restricted by, among other things, applicable corporate and other laws and regulations as well as, in the future, agreements to which our subsidiaries may be a party.

We may not have the funds necessary to repay the notes at maturity or purchase the notes at the option of the noteholders upon a fundamental change as required by the indenture governing the notes. At maturity, the entire outstanding principal amount of the notes will become due and payable by us. Noteholders may require us to purchase their notes for cash upon a fundamental change as described under “Description of Notes — Repurchase at the option of the holder upon a fundamental change.” It is possible that we may not have sufficient funds to repay or repurchase the notes when required. No sinking fund is provided for the notes.

Our ability to repurchase the notes for cash upon a fundamental change may be limited and holders may not be able to liquidate their investment.

Upon the occurrence of a fundamental change, we will be required to offer to repurchase the notes as described in this prospectus. If a fundamental change occurs, we may not have sufficient funds to repurchase all notes tendered by the holders of the notes as described in this prospectus. The terms of any future credit or other agreements relating to indebtedness may prohibit such purchases. If a fundamental change occurs at a time when we are prohibited from purchasing the notes, we could seek the consent of our lenders to purchase the notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we would remain prohibited from purchasing the notes and an event of default would occur under the notes. The occurrence of an event of default under the notes could lead to the acceleration of all amounts outstanding on the notes and may also trigger cross-default provisions, resulting in the acceleration of our other indebtedness. These events in turn could materially and adversely affect the price of our common stock as well as our ability to continue our operations.

We may not have sufficient cash flow to make payments on the notes and our other indebtedness.

Our ability to pay principal and interest on the notes and our other debt and to fund our planned capital expenditures and other growth initiatives depends on our future operating performance. Our future operating performance is subject to a number of risks and uncertainties that are often beyond our control, including general economic conditions and financial, competitive and regulatory factors. For a discussion of some of these risks and uncertainties, please see “– Risks related to our business.”

The make-whole premium that may be payable on notes converted in connection with a fundamental change, under certain circumstances, may not adequately compensate you for any loss you may experience as a result of such event.

If a fundamental change occurs, under certain circumstances, we will pay a make-whole premium on notes converted in connection with the fundamental change. The amount of the make-whole premium will be determined based on the date on which the fundamental change becomes effective and the price paid per share for the shares of our common stock in the transaction constituting such change in control or as otherwise described below under “Description of Notes – Make-whole premium upon a fundamental change.” Although the make-whole premium is designed to compensate you for the lost option time value of your notes as a result of the fundamental change, the make-whole premium is only an approximation of the lost value and may not adequately compensate you for your loss.

Because your right to require repurchase of the notes is limited, the market price of the notes may decline if we enter into a transaction that is not a fundamental change under the indenture.

The term “fundamental change” is limited and may not include every event that might cause the market price of the notes to decline. For example, certain transactions may not constitute a fundamental change because they do not involve a change in voting power or beneficial ownership of the magnitude required under the definition of fundamental change. Further, the definition of fundamental change includes a phrase relating to the sale, transfer or lease of “all or substantially all” of our assets. There is no precise, established definition of “substantially all” under applicable law. Unless a transaction is a fundamental change as defined in the indenture, holders of the notes do not have the right to require us to repurchase the notes, even though a transaction could increase the amount of our indebtedness or otherwise adversely affect our capital structure and the holders of the notes. See “Description of Notes — Fundamental change permits holders to require us to purchase notes.”

The conversion rate of the notes may not be adjusted for all dilutive events that may occur.

The conversion rate of the notes is subject to adjustments for certain events, including, but not limited to, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions or combinations of our common stock, certain distributions of capital stock, indebtedness, or assets, cash dividends, and issuer tender or exchange offers as described under “Description of Notes – Conversion rate adjustments.” The conversion rate may not be adjusted for other events that may adversely affect the value of the notes or the common stock into which such notes may be convertible.

Conversion of the notes will dilute the ownership interest of existing stockholders, including holders who had previously converted their notes.

The conversion of some or all of the notes will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon conversion of the notes could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

Fluctuations in the price of our common stock may impact your ability to resell the notes or the common stock issuable upon conversion of the notes when you want or at prices you find attractive.

Because the notes are convertible into our common stock, volatility or depressed prices for our common stock could have an effect on the trading price of the notes. Holders who have received common stock upon conversion of the notes will also be subject to the risk of volatility and depressed prices of our common stock.

The price of our common stock could be adversely affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage activity involving our common stock. This activity could, in turn, affect the trading prices of the notes.

Our common stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include, among others:

•	our performance and prospects;

•	the depth and liquidity of the market for our common stock;

•	investor perception of us and the industry in which we operate;

•	changes in earnings estimates or buy/sell recommendations by analysts;

•	general financial and other market conditions; and

•	general economic conditions.

In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common stock.

There is no public market for the notes, which could limit their value or your ability to sell them.

There is currently no public market for the notes. We do not intend to list the notes on any national or other securities exchange. Accordingly, no public market for the notes may develop, and any market that develops may not last. Even if an active trading market were to develop, the notes could trade at prices that may be lower than the price at which a holder purchased the notes, or holders could experience difficulty or an inability to resell the notes. Any future trading prices of the notes will depend on many factors, including prevailing interest rates, the market for similar securities, general economic conditions, and our financial condition, performance, and prospects. You may be required to bear the financial risk of an investment in the notes for an indefinite period of time.

Holders of notes are not entitled to any rights with respect to our common stock, but you are subject to all changes made with respect to our common stock.

Holders of notes will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but will be subject to all changes affecting the common stock. Holders of notes will only be entitled to rights in respect of our common stock if and when we deliver shares of common stock to you upon conversion of your notes and, to a limited extent, under the conversion rate adjustments applicable to the notes. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers or rights of our common stock.

Provisions of the notes could discourage an acquisition of us by a third party.

Certain provisions of the notes could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a fundamental change, holders of the notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of $1,000. We may also be required to issue additional shares upon conversion or provide for conversion into the acquirer’s capital stock in the event of certain fundamental changes.

You may have to pay taxes with respect to distributions on our common stock that you do not receive.

The conversion rate of the notes will be adjusted if we distribute cash with respect to shares of our common stock and in certain other circumstances. Under Section 305(c) of the Internal Revenue Code, an increase in the conversion rate as a result of our distribution of cash or other property to common stockholders generally will result in a deemed distribution to holders of notes. Other adjustments in the conversion rate (or failures to make such adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may have the same result. Any deemed distribution to you will be taxable as a dividend to the extent of our current or accumulated earnings and profits. If you are a Non-U.S. holder of notes, as this term is used under “Material U.S. Federal Income Tax Considerations,” any deemed distribution to you that is treated as a dividend will be subject to withholding tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). See “Material U.S. Federal Income Tax Considerations.”

Risks related to the common stock

The market price of our common stock may be volatile.

Our common stock is quoted on the Nasdaq Global Select Market, which market has from time to time experienced, and is likely to experience in the future, extreme price and volume fluctuations. This market volatility, as well as general economic or political conditions, could reduce the market price of our common stock regardless of our operating performance. Additional factors that could cause the market price of our common stock to fluctuate are announcements of contracts won by our competitors, failures by our payers to renew our existing contracts, changes in market valuations of our competitors, or introductions of new products or services by our competitors, all of which are outside our control. In addition, our operating results could be below the expectations of investment analysts and investors and, in response, the market price of our common stock may decrease significantly and prevent investors from reselling their shares of our common stock at or above the offering price. In the past, companies that have experienced volatility in the market price of their stock have been the subjects of securities class action litigation. If we were the subject of securities class action litigation, it could result in substantial costs, liabilities and a diversion of management’s attention and resources, which could have a material adverse effect upon our business and operating results. Finally, we have experienced and could in the future experience low daily trading volumes in our stock, which could adversely affect a stockholder’s ability to sell a large number of shares without adversely impacting the market price of our common stock.

Future sales of our common stock may cause the prevailing market price to decrease.

There are 40,000,000 authorized shares of our common stock, of which 27,243,608 are unissued and available for future issuance, and 10,000,000 shares of preferred stock authorized and available for future issuance generally without stockholder approval.

As of December 31, 2007, we have reserved 3,739,814 shares of our common stock for issuance upon exercise of options, lapse of vesting restrictions on restricted stock awards, conversion of the notes and exchange or redemption of the exchangeable shares. As of December 31, 2007, we had outstanding stock options granted under our 1997 stock option and incentive plan, 2003 stock option plan and 2006 long-term incentive plan exercisable for the purchase of 994,562 shares of our common stock, of which an aggregate of 834,649 were immediately exercisable. As of December 31, 2007, we had outstanding restricted stock awards of 143,696 shares of our common stock which were subject to vesting restrictions under our 2006 long-term incentive plan. All of these shares have been registered under the Securities Act of 1933, as amended, or Securities Act, pursuant to registration statements on Form S-8. The sale of shares issued upon the exercise of stock options could dilute your investment in our common stock and negatively affect our stock price.

As we have not historically paid a cash dividend and do not anticipate paying cash dividends in the future, you should not expect any return on your investment except through appreciation, if any, in the value of our common stock.

You should not rely on an investment in our common stock to provide dividend income, as we have not paid any cash dividends on our common stock and do not plan to pay dividends on our common stock in the foreseeable future. In addition, our ability to pay dividends is prohibited by the terms of our loan and security agreement with CIT Healthcare LLC, formerly Healthcare Business Credit Corporation, referred to as CIT, if there is a default under such agreement or if the payment of a dividend would result in a default. Thus, if you are to receive any return on your investment in our common stock it will likely come from the appreciation, if any, in the value of our common stock. The payment of future cash dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, our financial condition, funds from operations, the level of our capital and development expenditures, any restrictions imposed by present or future debt instruments and changes in federal tax policies, if any.

Provisions in our corporate documents and our second amended and restated certificate of incorporation and amended and restated bylaws, as well as Delaware General Corporation Law, may hinder a change of control.

Provisions of our second amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of the Delaware General Corporation Law, could discourage unsolicited proposals to acquire us, even though such proposals may be beneficial to you. These provisions include:

•	a classified board of directors that cannot be replaced without cause by a majority vote of our stockholders;

•	our board of director’s authorization to issue shares of preferred stock, on terms as the board of directors may determine, without stockholder approval; and

•	provisions of Delaware General Corporation Law that restrict many business combinations.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which could prevent us from engaging in a business combination with a 15% or greater stockholder for a period of three years from the date it acquired such status unless appropriate board or stockholder approvals are obtained. See “Description of Capital Stock.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” based on our current expectations, assumptions, estimates and projections about our business and our industry. They include statements relating to, among other things:

•	future revenues, expenses and profitability;

•	our ability to make payments on our debt obligations;

•	the future development and expected growth of our business;

•	the future growth of government social services;

•	projected capital expenditures;

•	competition;

•	the effectiveness, quality and cost of our services;

•	our ability to continue identifying and pursuing acquisition opportunities; and

•	the acceptance of privatized social services.

You can identify forward-looking statements by the use of words such as “may,” “should,” “will,” “could,” “estimates,” “predicts,” “potential,” “continue,” “anticipates,” “believes,” “plans,” “expects,” “future” and “intends” and similar expressions which are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in, or implied by, the forward-looking statements. In evaluating these forward-looking statements, you should carefully consider the risks and uncertainties described in “Risk Factors” above and elsewhere in this prospectus or in documents incorporated by reference into this prospectus. These forward-looking statements reflect our view only as of the date of this prospectus. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements and risk factors contained in this prospectus or in documents incorporated by reference into this prospectus.

USE OF PROCEEDS

All sales of the notes or our common stock issuable upon conversion of the notes will be by or for the account of the selling securityholders listed in this prospectus. We will not receive any proceeds from the sale by any selling securityholder of the notes or our common stock issuable upon conversion of the notes. In the original offering of the notes that was completed in November 2007, we received approximately $67.8 million of net proceeds from the sale of the notes after deducting the placement agent’s fee and other expenses of such offering, including the payment of Steelhead Investments LTD’s attorneys’ fees. These proceeds have been used to fund the LogistiCare acquisition.

All sales of our common stock issuable upon exchange or redemption of exchangeable shares will be by or for the account of the selling securityholders listed in this prospectus. We will not receive any proceeds from the sale by any selling securityholders of our common stock issuable upon exchange or redemption of the exchangeable shares.

INFORMATION ON CHARTER LCI CORPORATION

In December 2007, we acquired Charter LCI Corporation, the parent company of LogistiCare, Inc. As a result of this acquisition, we now provide non-emergency transportation services through our wholly-owned subsidiary LogistiCare, Inc. We are a provider of health and human services transportation management primarily to general healthcare related destinations. We are a transportation logistics manager, matching vendor services with client needs. We utilize a proprietary information technology platform and operational processes to manage services by outsourcing to a network of local third party transportation providers. We receive transportation requests from clients and arrange for the least costly and most effective transportation. Transportation requests are received at one of 10 regional call centers and appropriate local transportation providers are assigned. After we assign appropriate transportation providers to our clients, we carefully monitor the transportation service provided to ensure that the client transport was completed before we pay the transportation vendor. In addition, we are a provider in the new market of providing transportation services to Medicare-eligible senior citizens under the new Centers for Medicare & Medicaid Services pilot program.

Our current payers include state Medicaid programs, metropolitan transit organizations, HMO’s and commercial insurers. Approximately 95% of our non-emergency transportation services revenue is generated under capitated contracts where we assume the responsibility of meeting the transportation needs of a specific geographic population. These contracts are generally structured with per member per month rates and have renegotiation or price increase triggers. Our contracted per member per month fee is predicated on actual historical transportation data for the subject geographic region provided by our payers, actuarial analysis performed in-house as well as by third party actuarial firms and actuarial analysis provided by our payers. Our special needs school transportation contracts are with local governments and are paid on a per trip basis. Typical payer contracts cover three years with a two-year renewal option and range is size from $1 million to $60 million annually. Typically, our government contracts are only cancellable for performance after notice and a cure period that typically ranges from 180 days to 365 days in length. Our contract pricing is re-visited and reset every one to two years based on actual experience under the contract, with adjustments for inflation, cost of labor, cost of fuel and utilization increases. Approximately 5% of our non-emergency transportation services revenue is derived from fee-for-service contracts with HMO’s and commercial insurers.

MANAGEMENT INFORMATION

In addition to the executive officers included in our annual report on Form 10-K for the year ended December 31, 2006, as a result of the Logisticare acquisition, John L. Shermyen became an executive officer. The following is a brief summary of the background of Mr. Shermyen:

John L. Shermyen, 54, has served as chief executive officer of our subsidiary LogistiCare Solutions, LLC, since our acquisition of Charter LCI Corporation in December 2007. As a founder of Charter LCI Corporation in 1994, Mr. Shermyen previously held the titles of president and chief executive officer of Charter LCI Corporation since its inception and chairman from 1999 until 2004. Prior thereto, Mr. Shermyen was founder and chief executive officer of Automated Dispatch Services Inc., a transportation management services company, from 1987 until 1993. Mr. Shermyen received a bachelors degree in geography from the University of Florida in 1976 and a masters degree in Geography from the University of Florida in 1979.

DESCRIPTION OF NOTES

The notes were issued under an indenture dated as of November 13, 2007, between us, as issuer, and The Bank of New York Trust Company, N.A., a national banking association, as trustee. Initially, the trustee is also the paying agent, conversion agent and registrar.

We have summarized the material provisions of the notes below. The following description is not complete and is subject to, and qualified by reference to, all of the provisions of the indenture and the notes, which we urge you to read because they define the rights of holders of the notes. A copy of the indenture, including a form of the notes, is available upon request to us.

As used in this description of notes, the words “our company,” “we,” “us,” “our” or “Providence” refer only to The Providence Service Corporation and do not include any of our current or future subsidiaries.

General

The notes:

•	consist of $70,000,000 aggregate principal amount;

•	were issued in denominations of $1,000 or in integral multiples of $1,000;

•

bear interest at a rate of 6.5% per annum, payable semi-annually, in arrears, on May 15 and November 15 of each year, beginning on May 15, 2008, to holders of record at the close of business on the preceding May 1 and November 1, respectively, except as described below;

•	bear additional interest if we fail to comply with the obligations we describe under “—Registration rights”;

•	are our general unsecured obligations;

•

are subject at the holders’ option to repurchase by us upon a fundamental change of our company as described under “– Fundamental change permits holders to require us to purchase notes” at a purchase price equal to 100% of the principal amount of notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date;

•

are, at the option of the holder, convertible at any time into shares of our common stock, initially at a conversion rate of 23.982 shares of common stock per $1,000 principal amount of notes, which represents an initial conversion price of approximately $41.698 per share, subject to adjustment upon certain events as described under “– Conversion rights – Conversion rate adjustments” below, and

•	are due on May 15, 2014.

All cash payments on the notes will be made in US dollars.

No sinking fund is provided for the notes.

Other than limits on our ability to incur certain additional indebtedness, the indenture does not contain any financial covenants and does not restrict us from paying dividends, or issuing or repurchasing other securities. The indenture does not contain any covenants or other provisions to protect holders of the notes in the event of a highly leveraged transaction or a change of control, except to the extent described under “— Fundamental change permits holders to require us to purchase notes” and “— Make-whole premium upon a fundamental change” below.

We currently intend, and have a reasonable basis to believe that we will have the financial ability, to make all payments on the notes when they are due.

Payments on the notes

We maintain an office or agency in the United States where we will pay the principal and premium, if any, on the notes where the holders may present the notes for registration of transfer or exchange for other denominations, which is currently the corporate trust office of the trustee, The Bank of New York Trust Company, N.A., presently located at 700 South Flower Street, Suite 500, Los Angeles, California 90017.

With respect to certificated notes, we will make all payments by wire transfer of immediately available funds to the accounts specified by the holders of the notes or, if no such account is specified, by mailing a check to each holder’s registered address. Payments in respect of notes represented by global notes will be made by wire transfer of immediately available funds to the accounts specified by the holders of the global notes.

We will pay interest on the notes to the person who is the holder on the record date. Any payment required to be made on any day that is not a business day will be made on the next succeeding business day, without additional interest. A “business day” is any day except Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or obligated to close.

Interest

The notes bear interest at an annual rate of 6.5% on the principal amount. Interest is payable semiannually, in arrears, on May 15 and November 15 of each year, beginning on May 15, 2008, to holders of record at the close of business on the May 1 or the November 1 immediately preceding such interest payment date. Each payment of interest on the notes will include interest accrued for the period commencing on and including the immediately preceding interest payment date, provided that the first interest payment on May 15, 2008 will include interest from November 13, 2007 through the day before the applicable interest payment date (or purchase date, as the case may be). Interest will be calculated using a 360-day year composed of twelve 30-day months.

Assuming that the full principal balance of the notes remains outstanding for the entire term of the notes, we will make interest payments of approximately $2.3 million in the aggregate on each of May 15 and November 15 through the maturity of the notes on May 15, 2014.

We will pay interest on overdue principal, premium, if any, and, to the extent lawful, interest at an annual rate of 8.5%.

In addition, in the event of certain registration defaults, we will pay additional amounts of interest as described under “—Registration rights.”

Ranking of notes

The notes are our general unsecured obligations and are:

•	subordinated in right of payment, as provided in the indenture, to the prior payment in full of all of our existing and future senior debt,

•	equal in right of payment with our other senior unsecured indebtedness and other obligations that are not, by their terms, either senior or subordinated to the notes, and

•	senior in right of payment to all of our existing and future indebtedness subordinated to the notes.

The notes are effectively subordinated to all of our existing and future secured indebtedness to the extent of the assets securing such indebtedness, and to the secured and unsecured indebtedness of our subsidiaries. Our subsidiaries are separate and distinct legal entities. Our existing and future subsidiaries will have no obligations, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available for any payment. In addition, the payment of dividends and the making of loans and advances by our subsidiaries to us may be subject to statutory, contractual or other restrictions and are dependent upon the earnings or financial condition of those subsidiaries and subject to various business considerations. As a result, we may be unable to gain access to the cash flow or assets of our subsidiaries.

Our right to receive any assets of our existing subsidiary and any future subsidiaries upon their liquidation or reorganization, and therefore, our right to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

We may not make any payment on the notes or purchase or otherwise acquire the notes if:

•	a default in the payment of any senior debt occurs and is continuing beyond any applicable period of grace; or

•

any other default on any senior debt occurs and is continuing that permits holders of such senior debt to accelerate all or any portion of such senior debt and the trustee receives a payment blockage notice from us or other person permitted to give such notice under the indenture.

We are required to resume payments on the notes:

•	in case of a payment default of senior debt, upon the date on which such default is cured or waived or ceases to exist; and

•

in case of any other default of senior debt, the earliest of the date on which such default is cured or waived or ceases to exist, 179 days after the date on which the payment blockage notice is received and the date the payment blockage period is terminated by written notice to us or the trustee; provided, that if the maturity date of such senior debt has been accelerated no payment may be made on the notes until the default is cured or waived or such senior debt is discharged and paid in full.

No new period of payment blockage may be commenced for a default unless 365 days have elapsed since our receipt of the prior payment blockage notice. No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice (unless such default was waived, cured or otherwise ceased to exist and thereafter reoccurred) shall be the basis for a subsequent payment blockage notice.

In the event of our bankruptcy, dissolution or reorganization, holders of senior debt may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the indenture.

We are obligated to pay reasonable compensation to the trustee. We will indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The trustee’s claims for such payments will be senior to the claims of holders of the notes.

As of December 31, 2007, we had senior debt of approximately $173 million outstanding. The indenture limits the amount of additional indebtedness that we may incur in the future as described in “—Covenants” below.

“Senior debt” means the principal of, premium, if any, interest on, including any interest accruing after the commencement of any bankruptcy or similar proceedings, whether or not a claim for post-petition interest is allowed as a claim in the proceeding, or termination payment with respect to or in connection with, and all fees, costs, expenses and other amounts accrued or due on or under, one or more facilities for secured senior indebtedness, including the Credit Agreement, and any guarantees thereof (including by any pledge, lien or security interest of collateral with respect thereto), as any such facility may be amended, modified or supplemented from time to time, including any deferrals, renewals, extensions, refinancings or refundings thereof; provided, however, the amount of the senior debt shall not exceed an amount that would cause the total leverage ratio as at the last day of any period of four consecutive fiscal quarters of us ending with the most recently completed fiscal quarter to exceed 5.5:1.0; provided, further, each such facility and the indebtedness thereunder is secured by substantially all of our assets.

“Total leverage ratio” means, as of the last day of any period of four consecutive fiscal quarters, the ratio of (a) consolidated total debt on such day to (b) consolidated EBITDA of ours and our subsidiaries for such period.

“Consolidated EBITDA” means, for any fiscal quarter of ours and our consolidated subsidiaries, net income plus interest expense, income taxes and depreciation, amortization and fees and expenses related to the LogistiCare acquisition and the related financing transactions incurred in such fiscal quarter.

“Consolidated total debt” means, at any date, the aggregate principal amount, without duplication, of all debt of ours and our subsidiaries at such date determined on a consolidated basis.

“Credit Agreement” means the Second Amended and Restated Loan and Security Agreement, dated as of June 28, 2005 (as amended and in effect from time to time), by and among us, certain of our subsidiaries named therein and CIT Healthcare LLC f/k/a Healthcare Business Credit Corporation, including the Second Amended and Restated Revolving Credit Note by us and others listed therein for the benefit of CIT dated June 28, 2005 and the Second Amended and Restated Term Note by the Company and others listed therein for the benefit of CIT dated June 28, 2005, and the credit facility to be entered into by us with CIT Healthcare LLC and CIT Capital Securities LLC (and or any of their affiliates) simultaneously with the LogistiCare acquisition.

“Debt” means, with respect to any person, without duplication, (1) all indebtedness of such person for borrowed money (other than non-recourse obligations); and (2) all obligations of such person evidenced by bonds, debentures, notes or other similar instruments.

“Subsidiary” means with respect to any person, any corporation, association or other business entity of which more than 50% of the outstanding voting securities is owned, directly or indirectly, by, or, in the case of a partnership, the sole general partner or the managing partner or the only general partners of which are, such person and one or more subsidiaries of such person (or a combination thereof). Unless otherwise specified, “subsidiary” means a subsidiary of ours.

Conversion rights

General

Holders may convert their outstanding notes into shares of our common stock prior to the close of business on the business day immediately preceding the stated maturity date based on an initial conversion rate of 23.982 shares per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $41.698 per share). The conversion rate will be subject to adjustment as described below. If a holder has already delivered a fundamental change purchase notice as described under “— Fundamental change permits holders to require us to purchase notes” with respect to a note, however, the holder may not surrender that note for conversion until the holder has withdrawn the purchase notice in accordance with the indenture. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of $1,000 principal amount.

A holder of a note otherwise entitled to a fractional share will receive cash equal to the current market value of the fractional shares. The current market value of a fractional share is determined by multiplying the average of the closing price of our common stock on the trading day immediately preceding the conversion date by such fractional share and rounding the product to the nearest whole cent. As used in this Description of Notes, all references to our common stock are to our common stock, par value $0.001. See “Description of Capital Stock” below.

To convert a note, a holder must:

•	complete and manually sign a conversion notice on the back of the note, and deliver the conversion notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required by the registrar or conversion agent, furnish appropriate endorsements and transfer documents; and

•	if required, pay all transfer or similar taxes.

On conversion of a note, a holder will not receive, except as described below, any cash payment representing any accrued interest. Instead, accrued interest will be deemed paid by the shares of common stock together with any cash payment in lieu of fractional shares, if any, received by the holder on conversion. Delivery to the holder of the full number of shares of common stock into which the note is convertible, together with any cash payment of such holder’s fractional shares, will thus be deemed:

•	to satisfy our obligation to pay the principal amount of a note; and

•	to satisfy our obligation to pay accrued and unpaid interest.

As a result, accrued interest is deemed paid in full rather than cancelled, extinguished or forfeited. Holders of notes surrendered for conversion during the period from the close of business on any regular record date to the opening of business on the next succeeding interest payment date will receive the semi-annual interest payable on such notes on the corresponding interest payment date notwithstanding the conversion, and such notes upon surrender must be accompanied by funds acceptable to us equal to the amount of interest payable on the corresponding interest payment date, provided that no such payment need be made:

•	if the notes have been surrendered for conversion following the regular record date immediately preceding the final interest payment date;

•	if we have specified a fundamental change purchase date that is after a regular record date and on or prior to the corresponding interest payment date; or

•	to the extent of any overdue interest, if any, which exists at the time of conversion with respect to such note.

As promptly as practicable on the conversion date, we will issue and deliver to the trustee, for delivery to the holder (unless a different person is indicated on the conversion notice), a certificate or certificates for the number of full shares of our common stock issuable upon conversion, together with payment in lieu of any fraction of a share of our common stock. In the case of global notes, conversion notices may be delivered and such notes may be surrendered for conversion in accordance with the applicable procedures of The Depository Trust Company, or DTC, as in effect from time to time.

The person in whose name the shares of our common stock are issuable upon conversion will be deemed to be a holder of record of such common stock on the conversion date; provided, however, that no surrender of a note on any conversion date shall be effective when our stock transfer books are closed. In such event, the surrender will be effective to constitute the person or persons entitled to receive such shares of our common stock as the record holder or holders thereof for all purposes at the close of business on the next succeeding day on which such stock transfer books are open; however, the conversion shall be at the conversion rate in effect on the conversion date as if our stock transfer books had not been closed. Upon conversion of a note, such person shall no longer be a holder of such note. Except as otherwise set forth in the indenture, no payment or adjustment will be made for dividends or distributions declared or made on shares of our common stock issued upon conversion of a note prior to the issuance of such shares.

In the case of any note which is converted in part only, upon such conversion we will execute and the trustee will authenticate and deliver to the holder thereof, without service charge, a new note or notes of authorized denominations in an aggregate principal amount equal to, and in exchange for, the unconverted portion of the principal amount of such note. A note may be converted in part, but only if the principal amount of such part is an integral multiple of $1,000 and the principal amount of such note to remain outstanding after such conversion is equal to $1,000 or any integral multiple of $1,000 in excess thereof.

If a holder converts a note, the holder shall pay any transfer, stamp or similar taxes or duties related to the issue or delivery of shares of common stock upon such conversion. The holder shall also pay any such tax with respect to cash received in lieu of fractional shares. In addition, the holder shall pay any such tax which is due because the holder requests the shares to be issued in a name other than the holder’s name. The conversion agent may refuse to deliver the certificate representing the shares of our common stock being issued in a name other than the holder’s name until the conversion agent receives a sum sufficient to pay any tax which will be due because the shares are to be issued in a name other than the holder’s name.

Limitations on conversion

We will not effect any conversion of a note, and no holder of notes will have the right to convert any portion of a note, to the extent that after giving effect to such conversion (including any make-whole premium), the holder (together with the holder’s affiliates) would beneficially own in excess of 9.99% of the number of shares of our common stock outstanding immediately after giving effect to such conversion. For purposes of the foregoing sentence, the number of shares of our common stock beneficially owned by the holder and its affiliates will include the number of shares of our common stock issuable upon conversion of the note in respect of which the determination of such sentence is being made, but shall exclude the number of shares of our common stock which would be issuable upon (i) conversion of the remaining, nonconverted portion of any note beneficially owned by the holder or any of its affiliates and (ii) exercise or conversion of the unexercised or nonconverted portion of any of our other securities subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the holder or any of its affiliates. Except as set forth in the preceding sentence, for purposes of this calculation, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, or Exchange Act. In determining the number of outstanding shares of our common stock, the holder may rely on the number of outstanding shares of our common stock as reflected in (x) our most recent Form 10-K, 10-Q or Form 8-K, as the case may be, (y) a more recent public announcement by us or (z) any other notice by us setting forth the number of shares of our common stock outstanding. For any reason at any time, upon the written or oral request of the holder, we will within one business day confirm orally and in writing to the holder the number of shares of our common stock then outstanding. In any case, the number of outstanding shares of our common stock shall be determined after giving effect to the conversion or exercise of our securities, including any note, by the holder or its affiliates since the date as of which such number of outstanding shares of our common stock was reported. Notwithstanding the foregoing, this limitation shall not be applicable (i) on any of the ten trading days up to and including the maturity date of the notes, or (ii) on any of the ten trading days up to and including the effective date of a fundamental change or (iii) during the period in which the holder may effect a conversion or repurchase upon a fundamental change.

Conversion rate adjustments

The conversion rate will not be adjusted for accrued interest. For a discussion of the tax treatment of a holder receiving shares of our common stock upon surrendering notes for conversion, see “Material U.S. Federal Income Tax Considerations.”

We will adjust the conversion rate for certain events, including:

(1) the issuance of our common stock as a dividend or distribution on our common stock;

(2) certain subdivisions, combinations and reclassifications of our common stock;

(3) the issuance to all holders of our common stock of certain rights or warrants entitling them for a period expiring within 45 days of such issuance to purchase our common stock, or securities convertible into our common stock, at less than, or having a conversion price per share less than, the then current market price of our common stock;

(4) the declaration of a dividend or other distribution to all holders of our common stock of shares of our capital stock, other than common stock, or evidences of our indebtedness or our assets, including securities, but excluding those rights and warrants referred to above and dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, liquidation, dissolution, winding up, sale or conveyance resulting in a change in the conversion consideration, or pursuant to any stockholder rights plan or dividends or distributions paid exclusively in cash;

(5) the declaration of a dividend or other distribution consisting exclusively of cash to all holders of our common stock; and

(6) payments to holders in respect of a tender offer or exchange offer for our common stock by us or any of our subsidiaries to the extent that the cash and fair market value of any other consideration included in the payment per share exceeds the closing price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender offer or exchange offer.

In the case of any adjustment pursuant to clause (1) above, the conversion rate will be adjusted by multiplying the conversion rate in effect immediately prior to the applicable record date by a fraction

•

the numerator of which will be the sum of the number of shares of our common stock outstanding at the close of business on the applicable record date plus the total number of shares of our common stock constituting the dividend or other distribution; and

•	the denominator of which will be the number of shares of our common stock outstanding at the close of business on the applicable record date.

In the case of any adjustment pursuant to clause (2) above, the conversion rate will be increased proportionately if the number of our outstanding common stock is subdivided into a greater number of shares and will be proportionately decreased if the number of our outstanding common stock is combined or reclassified into a smaller number of shares.

In the case of any adjustment pursuant to clause (3) above, the conversion rate will be adjusted by multiplying the conversion rate in effect immediately prior to the applicable record date by a fraction

•

the numerator of which will be the number of shares of our common stock outstanding at the close of business on the applicable record date plus the number of additional shares of our common stock that such rights or warrants entitle holders thereof to subscribe for or purchase (or into which such convertible securities are convertible); and

•

the denominator of which will be the number of shares of our common stock outstanding on the close of business on the applicable record date plus the number of shares which the aggregate offering price of the total number of shares of common stock so offered for subscription or purchase (or the aggregate conversion price of the convertible securities so offered for subscription or purchase, which will be determined by multiplying the number of shares of our common stock issuable upon conversion of such convertible securities by the conversion price per share of our common stock pursuant to the terms of such convertible securities) would purchase at the current market price per share of our common stock on the applicable record date.

In the case of any adjustment pursuant to clause (4) above, the conversion rate will be adjusted by multiplying the conversion rate in effect immediately prior to the applicable record date by a fraction

•	the numerator of which will be the current market price per share of our common stock on the applicable record date; and

•

the denominator of which will be the current market price per share of our common stock on the applicable record date less the fair market value (as determined in good faith by our board of directors) on the applicable record date of the portion of the distributed assets so distributed applicable to one share of our common stock (determined on the basis of the number of shares of our common stock outstanding on the close of business on the applicable record date).

If an adjustment is required in respect of a distribution of cash pursuant to clause (5) above, the conversion rate will be adjusted by multiplying the conversion rate in effect immediately prior to the applicable record date by a fraction

•	the numerator of which will be the current market price per share of our common stock on the applicable record date; and

•

the denominator of which will be the current market price on the applicable record date less the amount of the cash dividend or distribution applicable to one share of our common stock (determined on the basis of the number of shares of our common stock outstanding at the close of business on the applicable record date).

In the case of any adjustment pursuant to clause (6) above, the conversion rate will be adjusted by multiplying the conversion rate in effect on the trading date next succeeding the tender expiration date by a fraction

•

the numerator of which will be the sum of (x) the fair market value of the aggregate consideration (as determined in good faith by our board of directors) payable to stockholders based on the acceptance of all shares validly tendered and not withdrawn as of the expiration time and (y) the product of the number of shares of our common stock outstanding at the expiration time and the closing price per share of our common stock on the trading day next succeeding the tender expiration date; and

•

the denominator of which will be the product of (x) the number of shares of our common stock outstanding at the expiration time and (y) the closing price per share of our common stock on the trading day next succeeding the tender expiration date.

In the event that we distribute securities to all holders of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted, unless we make an equivalent distribution to holders of notes, by multiplying the conversation rate in effect on the applicable record date by a fraction

•

the numerator of which will be the sum of (a) the average closing price of one share of our common stock over the 10 consecutive trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the Nasdaq Global Select Market or such other national or regional exchange or market on which the securities are then listed and (b) the average of the closing prices over the ten consecutive trading day period of the capital stock of, or similar equity interests in, a subsidiary or other business unit of ours multiplied by the number of shares or capital stock or, or similar equity interest in, a subsidiary or other business units of ours distributed in respect of one share of our common stock; and

•	the denominator of which will be the average closing price of one share of our common stock over the ten consecutive trading day period.

In addition, the indenture provides that upon conversion of the notes, in lieu of any adjustment required upon conversion, holders will receive the rights related to such common stock pursuant to our stockholder rights plan, whether or not such rights have separated from the common stock at the time of such conversion to the extent such rights remain in place at such time. However, in the case of any future rights plan that so provides, there will not be any adjustment to the conversion privilege or conversion rate as a result of:

•	the issuance of such rights;

•	the distribution of separate certificates representing such rights;

•	the exercise or redemption of such rights in accordance with any rights agreement; or

•	the termination or invalidation of such rights.

Notwithstanding the foregoing, if a holder of notes exercising its right of conversion after the distribution of rights pursuant to such rights plan in effect at the time of such conversion is not entitled to receive the rights that would otherwise be attributable (but for the date of conversion) to the shares of common stock to be received upon such conversion, if any, the conversion rate will be adjusted as though the rights were being distributed to holders of common stock on the date the rights become separable from such stock. If such an adjustment is made and such rights are later redeemed, repurchased, expired or terminated, then a corresponding reversing adjustment will be made to the conversion rate on an equitable basis.

In the case of the following events (each, referred to as a business combination):

•	any recapitalization, reclassification or change of our common stock, other than changes resulting from a subdivision or combination;

•	a consolidation, merger or combination involving us;

•	a sale, conveyance or lease to another corporation of all or substantially all of our property and assets, other than to one or more of our subsidiaries; or

•	a statutory share exchange,

in each case as a result of which holders of our common stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common stock, the holders of the notes then outstanding will be entitled thereafter to convert those notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) which they would have owned or been entitled to receive upon such business combination had such notes been converted into our common stock immediately prior to such business combination, except that such holders will not receive a make-whole premium if such holder does not convert its notes “in connection with” the relevant fundamental change. In the event holders of our common stock have the opportunity to elect the form of consideration to be received in such business combination, the notes will be convertible into the weighted average of the kind and amount of consideration received by the holders of our common stock that affirmatively make such an election. We may not become a party to any such transaction unless its terms are consistent with this paragraph. None of the foregoing provisions shall affect the right of a holder of notes to convert its notes into shares of our common stock prior to the effective date of any fundamental change.

The indenture permits us to increase the conversion rate, to the extent permitted by law, for any period of at least 20 days. In that case we will give at least 15 days’ written notice of such increase. We may also make such increase in the conversion rate, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any U.S. federal income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

For U.S. federal income tax purposes, adjustments to the conversion rate (or failures to make such adjustments) that have the effect of increasing the holders’ proportionate interests in our assets or earnings may in some circumstances result in a taxable deemed distribution to the holders. See “Material U.S. Federal Income Tax Considerations.”

We will not be required to adjust the conversion rate unless the adjustment would result in a change of at least 1% of the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate and take them into account when determining subsequent adjustments. We will make such carried-forward adjustment, regardless of whether the adjustment would require an increase or decrease of at least 1%, within one year of the first such carried-forward adjustment, and upon a fundamental change, any conversion by a holder and immediately following the regular record date immediately preceding the final maturity date. We will not make any adjustments if holders of notes are permitted to participate in the transactions described above in clauses (1) through (6) that would otherwise require adjustment of the conversion rate.

Fundamental change permits holders to require us to purchase notes

If a fundamental change occurs, each holder of notes will have the right to require us to repurchase in cash all or any portion of that holder’s notes in integral multiples of $1,000 principal amount, on the date fixed by us, which we refer to as the fundamental change purchase date, that is not more than 35 trading days after the occurrence of the fundamental change, unless the 35 trading days would not provide holders of the notes with at least 20 trading days’ notice, in which event the fundamental change purchase date will be the day that provides the shortest period necessary to provide 20 trading days’ notice, at a fundamental change repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change purchase date, which we refer to as the fundamental change purchase price. If the fundamental change purchase date is after a record date but on or prior to an interest payment date to which it relates, then interest accrued to the interest payment date will be paid to the holder of record of the notes on the preceding record date.

As promptly as practicable following the date we publicly announce such transaction, but in no event less than 20 trading days prior to the anticipated effective date of a fundamental change within our control or of which we have at least 30 trading days prior notice, we are required to give written notice to all holders of notes, as provided in the indenture, of the occurrence of the fundamental change and of their resulting repurchase right. We must also deliver a copy of our notice to the trustee.

In order to exercise the repurchase right upon a fundamental change, a holder must deliver to the paying agent prior to the fundamental change purchase date a fundamental change purchase notice stating among other things:

•

if certificated notes have been issued, the certificate numbers of the notes to be delivered for purchase (or if the notes are not in certificated form, a holder’s fundamental change purchase notice must comply with appropriate DTC procedures);

•	the portion of the principal amount of notes to be purchased, in integral multiples of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable terms and conditions set forth in the indenture.

A holder may withdraw any fundamental change purchase notice by a written notice of withdrawal delivered to the paying agent prior to the close of business on the fundamental change purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or if the notes are not in certificated form a notice of withdrawal compliant with DTC procedures); and

•	the principal amount, if any, of the notes which remains subject to the original fundamental change purchase notice and which has been or will be delivered for purchase by us.

In connection with any purchase offer in the event of a fundamental change, we will, if required:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 (or any successor provisions) under the Exchange Act, as applicable;

•	file a Schedule TO (or any successor schedule) under the Exchange Act; and

•	otherwise comply with all federal and state securities laws so as to permit the holder to exercise their right to require us to purchase notes in the time and manner specified above.

Payment of the fundamental change purchase price for a note for which a fundamental change purchase notice has been delivered and not validly withdrawn is conditioned upon the delivery of the note to the paying agent prior to, on or after the fundamental change purchase date (together with all necessary endorsements).

No purchase of any notes will be made if there has occurred and is continuing an event of default other than a default in the payment of the fundamental change purchase price. The paying agent will promptly return to the respective holders any notes tendered for purchase with respect to which a fundamental change purchase notice has been withdrawn in compliance with the indenture, or held by it during the continuance of an event of default other than a default in the payment of the fundamental change purchase price in which case, upon such return, the fundamental change purchase notice with respect thereto will be deemed to have been withdrawn.

Prior to 1:00 p.m. (New York City time) on or prior to the third business day following the fundamental change purchase date, we will deposit with the trustee or with the paying agent (or, if we, one of our subsidiaries, our affiliate or an affiliate of one of our subsidiaries is acting as the paying agent, will segregate and hold in trust as provided in the indenture) an amount of money sufficient to pay the aggregate fundamental change purchase price of all the notes or portions thereof which are to be purchased as of the fundamental change purchase date.

If the trustee or paying agent holds money sufficient to pay the fundamental change purchase price of the note on the third business day following the fundamental change purchase date in accordance with the terms of the indenture, then, immediately after the fundamental change purchase date, the note will cease to be outstanding and interest on such note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder will terminate, other than the right to receive the fundamental change purchase price upon delivery of the note.

Any note which is to be purchased only in part must be surrendered at the office of the paying agent (with, if we or the trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to us and the trustee duly executed by, the holder thereof or such holder’s attorney duly authorized in writing) and we will execute and the trustee will authenticate and deliver to the holder of the note, without service charge, a new note or notes, of any authorized denomination as requested by such holder in aggregate principal amount equal to, and in exchange for, the portion of the principal amount of the note so surrendered that is not purchased.

The preceding provisions would not necessarily protect holders of the notes if highly leveraged or other transactions involving us occur that may adversely affect holders.

We may be unable to repurchase the notes in the event of a fundamental change. If a fundamental change were to occur, we may not have enough funds to pay the repurchase price for all tendered notes. Any future credit or financing agreements or other agreements relating to our debt may contain provisions prohibiting repurchase of the notes under certain circumstances or expressly prohibit the repurchase of the notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from repurchasing notes, we could seek the consent of our lenders to repurchase the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to repurchase the notes. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other debt.

A “fundamental change” will be deemed to have occurred at such time as any of the following events shall occur: (i) the acquisition by any person of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans; or (ii) we merge or consolidate with or into any other person, any merger of another person into us, or any sale, transfer or lease of all or substantially all of our assets to another person (other than to one or more of our wholly-owned subsidiaries), other than any such transaction (A) pursuant to which the holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in the election of directors immediately prior to such transaction have or have the entitlement to receive, directly or indirectly, at least 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after such transaction or (B) any transaction which is effected solely to change the jurisdiction of our incorporation and results in a reclassification, conversion or exchange of outstanding shares of our common stock into solely shares of common stock; or (iii) if, during any consecutive two-year period, individuals who at the beginning of that two-year period constituted our board of directors, together with any new directors whose election to our board of directors, or whose nomination for election by our stockholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of our board of directors then in office; or (iv) if we, our board of directors or our stockholders pass a resolution approving a plan of liquidation, dissolution or winding up of us; or (v) upon the occurrence of a termination of trading.

For purposes of defining a fundamental change:

(x) the term “person” and the term “group” have the meanings given by Section 13(d) and 14(d) of the Exchange Act or any successor provisions;

(y) the term “group” includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act or any successor provision; and

(z) the term “beneficial owner” is determined in accordance with Rules 13d-3 and 13d-5 under the Exchange Act or any successor provisions, except that a person will be deemed to have beneficial ownership of all shares that person has the right to acquire irrespective of whether that right is exercisable immediately or only after the passage of time.

Notwithstanding the foregoing, it will not constitute a fundamental change under either prongs (i) or (ii) above if both (x) at least 90% of the consideration for the shares of our common stock (excluding cash payments for fractional shares and cash payments made in respect of dissenter’s appraisal rights) in the transaction or transactions otherwise constituting the fundamental change consists of common stock, depository receipts or other certificates representing common equity interests, together with any associated rights, traded on a U.S. national securities exchange or approved for trading on an established U.S. system of automated dissemination of quotations of securities prices, or which will be so traded or quoted when issued or exchanged in connection with such fundamental change, and (y) as a result of such transaction or transactions the notes become convertible solely into such common stock and associated rights.

A “termination of trading” will be deemed to have occurred if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a U.S. national securities exchange nor approved for trading on an established U.S. system of automated dissemination of quotations of securities prices and no American Depositary Shares or similar instruments for such common stock are so listed or approved for listing in the United States.

A “trading day” means any day on which the Nasdaq Global Select Market or, if our common stock is not listed on the Nasdaq Global Select Market, the principal national securities exchange on which our common stock is listed, is open for trading or, if our common stock is not listed, admitted for trading or quoted, any business day. A trading day only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time) or the then standard closing time for regular trading on the relevant exchange or trading system.

Make-whole premium upon a fundamental change

If a fundamental change as set forth in clauses (i), (ii), (iv), or (v) in the definition of fundamental change above under “— Fundamental change permits holders to require us to purchase notes” occurs, we will pay, to the extent described below, a make-whole premium by increasing the conversion rate for the notes if you convert your notes in connection with any such transaction by issuing additional shares of common stock upon conversion of the notes if and as required below. A conversion of the notes by a holder will be deemed for these purposes to be “in connection with” a fundamental change if the conversion occurred during the period beginning 10 trading days prior to the date we announce the anticipated effective date of the fundamental change but before the close of business on the trading day immediately preceding the related fundamental change purchase date. Any make-whole premium will be determined by reference to the table below and is based on the date on which the fundamental change becomes effective, which we refer to as the “effective date,” and the price, which we refer to as the “stock price,” paid, or deemed to be paid, per share of our common stock in the transaction constituting the fundamental change, subject to adjustment as described below. If holders of our common stock receive only cash in the fundamental change, the stock price shall be the cash amount paid per share of our common stock. In all other cases, the stock price shall be the average of the closing prices of our common stock for each of the 10 trading days immediately preceding, but not including, the effective date.

The following table shows what the make-whole premium would be for each hypothetical stock price and effective date set forth below, expressed as additional shares of common stock per $1,000 principal amount of notes.

Make-whole premium upon a Fundamental Change

(Number of Additional Shares)

	Effective Date
Stock Price	November 13, 2007	November 15, 2008	November 15, 2009	November 15, 2010	November 15, 2011	November 15, 2012	November 15, 2013	May 15, 2014
$ 31.47	7.794	7.794	7.794	7.794	7.794	7.794	7.794	7.794
$ 35.00	6.980	6.706	6.327	5.922	5.477	4.998	4.883	4.818
$ 40.00	5.715	5.437	5.054	4.611	4.073	3.384	2.308	1.069
$ 45.00	4.788	4.523	4.156	3.719	3.168	2.427	1.223	0.000
$ 50.00	4.080	3.835	3.493	3.083	2.557	1.843	0.737	0.000
$ 55.00	3.520	3.297	2.988	2.611	2.126	1.472	0.523	0.000
$ 60.00	3.068	2.868	2.589	2.249	1.810	1.223	0.420	0.000
$ 65.00	2.695	2.517	2.268	1.962	1.569	1.048	0.362	0.000
$ 70.00	2.385	2.226	2.002	1.729	1.378	0.917	0.322	0.000
$ 75.00	2.122	1.979	1.781	1.536	1.222	0.814	0.291	0.000
$100.00	1.248	1.169	1.053	0.912	0.733	0.499	0.187	0.000

The hypothetical stock prices and additional change of control shares set forth above are based on certain assumptions and are for illustrative purposes only.

The actual stock price and effective date may not be set forth on the table, in which case:

•

if the actual stock price on the effective date is between two stock prices on the table or the actual effective date is between two effective dates on the table, the make-whole premium will be determined by a straight-line interpolation between the make-whole premiums set forth for the two stock prices and the two effective dates on the table based on a 365-day year, as applicable;

•	if the stock price on the effective date exceeds $100.00 per share, subject to adjustment as described below, no make-whole premium will be paid; and

•	if the stock price on the effective date is less than $31.47 per share, subject to adjustment as described below, no make-whole premium will be paid.

The stock prices set forth in the first column of the table above will be adjusted as of any date on which the conversion rate of the notes is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares set forth in the table above will be adjusted in the same manner as the conversion rate as set forth above under “— Conversion rights,” other than by operation of an adjustment to the conversion rate by adding the make-whole premium as described above.

Notwithstanding the foregoing, in no event will the conversion rate exceed 31.776 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate.

The additional shares delivered to satisfy our obligations to holders that convert their notes in connection with a fundamental change will be delivered upon the later of the settlement date for the conversion and promptly following the effective date of the fundamental change transaction.

Covenants

The indenture includes covenants regarding, among other things, the following:

•	the payment of notes,

•	the maintenance of an office or agency,

•	the preservation of our existence,

•	the delivery of reports we file under the Exchange Act to the trustee,

•

providing information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to facilitate the resale of the notes or shares of common stock pursuant to Rule 144A under the Securities Act so long as the notes or any shares of common stock issuable upon conversion of the notes constitute “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act,

•	the delivery of reports to the trustee with respect to the fulfillment of our obligations under the indenture or a notice of a default, and

•

to the extent lawful, we will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of the indenture and, to the extent lawful, we will not, by resort to any such law to the extent it would hinder, delay or impede the execution of any power granted to the trustee under the indenture, but will suffer and permit the execution of every such power as though no such law had been enacted.

In addition, we agreed that we will not, directly or indirectly, incur, or suffer to exist, any indebtedness (i) that by its terms would expressly rank senior in right of payment to the notes and subordinate in right of payment to any of our senior debt or (ii) that ranks pari passu with the notes and has a maturity date prior to May 15, 2014; provided that this clause (ii) shall not apply to any indebtedness (a) of a person or any subsidiary that is outstanding at the time such person or subsidiary becomes our subsidiary (or is merged into or consolidated with us or any of our subsidiaries) or (b) in an aggregate amount not to exceed $25 million. For this purpose, incur means, with respect to any indebtedness or other obligation of any person, to create, issue, incur (including by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such indebtedness or other obligation on the balance sheet of such person (and “incurrence,” “incurred” and “incurring” shall have meanings correlative to the foregoing).

Reporting obligations

We will file in a timely fashion all reports and other information and documents which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act, including our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q. In the event we are at any time no longer subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, we will continue to provide the trustee with reports containing substantially the same information as would have been required to be filed with the SEC had we continued to have been subject to such reporting requirements. In such event, such reports will be provided at the times we would have been required to provide reports had we continued to have been subject to such reporting requirements. In addition, we will comply with the other provisions of Section 314(a) of the Trust Indenture Act.

Events of default and acceleration

The following are events of default under the indenture:

•

default in the payment of any principal amount or fundamental change purchase price, due with respect to the notes, when the same becomes due and payable, whether or not such payment is prohibited by the subordination provisions of the indenture;

•	our failure to provide timely notice of fundamental change, whether or not such notice is prohibited by the subordination provisions of the indenture;

•

default in payment of any interest (including any additional interest) under the notes when due and payable and the default continues for 30 days, whether or not such payment is prohibited by the subordination provisions of the indenture;

•	our failure to comply with our obligations to convert any notes into shares of our common stock upon exercise of a holder’s conversion right;

•	our failure to comply with our obligations set forth in the indenture regarding a consolidation, merger, sale or lease of assets;

•	any representation and warranty contained in the note purchase agreement we entered into with the initial purchasers of the notes is at the time made inaccurate;

•

our failure to comply with any covenant contained in the note purchase agreement we entered into with the initial purchasers of the notes, the failure of which has not been cured within a period of 30 days;

•

our failure to comply with any other covenant or agreement of ours in the indenture or the notes and the default or breach continues for a period of 60 consecutive days after receipt of written notice to us by the trustee or to us and the trustee by the holders of 25% or more in aggregate principal amount of the notes then outstanding; provided, however, we will have 120 days after receipt of such notice to remedy, or receive a waiver for, any failure to comply with provisions of the indenture relating to our delivery to the trustee of our Exchange Act reports so long as we are attempting to cure such failure as promptly as reasonably practicable;

•

our failure to make any payment by the end of any applicable grace period after maturity of any principal and/or accrued interest with respect to debt, where the amount of such unpaid and due principal and/or accrued interest is in an aggregate amount in excess of $10,000,000, or there is an acceleration of any principal and/or accrued interest with respect to debt where the amount of such accelerated principal and interest is in an amount in excess of $10,000,000 because of a default with respect to such debt; in any such case, without such debt having been paid or discharged or such acceleration having been cured, waived, rescinded or annulled within a period of 30 days after written notice to us by the trustee or to us and the trustee by the holders of not less than 25% in aggregate principal amount of the notes then outstanding; provided, however, if any such failure or acceleration ceases or is cured, waived, rescinded or annulled, then the event of default by reason thereof will be deemed not to have occurred and any acceleration of the notes as a result of the related event of default shall be automatically rescinded;

•

a final judgment or final judgments for the payment of money are entered by a court or courts of competent jurisdiction against us or any of our subsidiaries and such judgment or judgments remain undischarged, unpaid or unstayed for a period (during which execution shall not be effectively stayed) of 60 days, provided that the aggregate of all such undischarged judgments exceeds $10,000,000; and

•	certain events of bankruptcy affecting us or our significant subsidiaries.

If an event of default has occurred and is continuing, other than a bankruptcy related default, either the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding by written notice to us may declare the principal of the notes and any accrued and unpaid interest through the date of such declaration immediately due and payable. In the case of certain events of bankruptcy with respect to us or our significant subsidiaries, the principal amount of the notes then outstanding together with any accrued interest through the occurrence of such event shall automatically become and be immediately due and payable.

Within 120 days after the end of each fiscal year, we will deliver to the trustee an officer’s certificate stating whether the signatory knows of any default or event of default under the indenture, and describe any default or event of default and the efforts to remedy the same.

Notwithstanding the foregoing, to the extent elected by us, the sole remedy for an event of default relating to the failure to comply with the reporting obligations in the indenture with respect to SEC filings that are described above under “—Reporting obligations,” and for any failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act, will for the first 180 days after the occurrence of such an event of default consist exclusively of the right to receive an extension fee on the notes equal to 1.0% of the outstanding principal amount of the notes (equal to approximately $1,944 per day in the aggregate). This extension fee will be paid on the date which such event of default first occurs. On the 181st day after such event of default, if the event of default relating to the reporting obligations is not cured or waived, the notes will be subject to acceleration as provided above. The provisions of the indenture described in this paragraph will not affect the rights of holders in the event of the occurrence of any other event of default. In the event we do not elect to pay an extension fee upon an event of default in accordance with this paragraph, the notes will be subject to acceleration as provided above.

Consolidation, merger, sales or lease of assets

The indenture provides that we may not, without the consent of the holders of any of the outstanding notes, consolidate with or merge with or into any person, or sell, convey, transfer, or otherwise dispose of or lease all or substantially all of our assets as an entirety or substantially an entirety, in one transaction or a series of related transactions, to any person unless:

•

we are the continuing entity or the resulting, surviving or transferee corporation, partnership, limited liability company or trust organized and validly existing under the laws of the United States of America, any State thereof or the District of Columbia and expressly assumes by supplemental indenture all of our obligations under the indenture and the notes and the registration rights agreement;

•	immediately after giving effect to the transaction, no event of default and no default has occurred and is continuing; and

•	certain other conditions described in the indenture are met.

Upon the assumption of our obligations by such entity in such circumstances, except for a lease and unless the successor is one or more of our subsidiaries, we shall be released from all obligations under the notes and the indenture.

Amendments, supplements and waivers

The trustee and we may amend the indenture or the notes with the consent of the holders of not less than a majority in aggregate principal amount of the notes then outstanding. However, the consent of the holder of each outstanding note affected is required to:

•	reduce the principal amount of, fundamental change purchase price with respect to, or any premium or interest payment on, any note;

•	make any note payable in currency or securities other than that stated in the note;

•	change the stated maturities of any installment of principal of any note;

•	make any change that adversely affects the holders’ right to convert any note;

•	make any change that adversely affects the holders’ right to require us to purchase the notes in accordance with the terms of the indenture and the note;

•

impair the right to convert or receive any principal or interest payment with respect to, a note, or right to institute suit for the enforcement of any payment with respect to, or conversion of, the notes; or

•	make any change in the percentage of the principal amount of the notes required for amendments or waivers.

Without the consent of any holder of notes, the trustee and we may amend or supplement the indenture or the notes:

•	to cure any ambiguity, omission, defect or inconsistency in the indenture or the notes;

•	to comply with provisions of the indenture relating to a consolidation, merger, sale or lease of assets or the effect of a recapitalization, reclassification, consolidation, merger or sale;

•	to comply with the Trust Indenture Act or any amendment thereto, or to comply with any requirements of the SEC in connection with the qualification of the indenture under the Trust Indenture Act;

•	to evidence and provide for the acceptance of an appointment hereunder by a successor trustee;

•	to provide for uncertificated notes in addition to or in place of certificated notes;

•	to secure the notes;

•	to add guarantees with respect to the notes;

•	to add to the covenants of our company for the benefit of the holders or to surrender any right or power conferred upon us;

•	to add any additional events of default;

•	to comply with the rules of any applicable securities depositary; or

•	to make any other change that does not materially adversely affect the rights of any holder.

The holders of a majority in aggregate principal amount of the outstanding notes may, on behalf of all the holders of all notes waive compliance by us with any provisions of the indenture or the notes.

No holder of any note will have any right to pursue any remedy with respect to the indenture or the notes unless, among other things,

•	the holder gives the trustee written notice of a continuing event of default;

•

the holders of at least 25% in aggregate principal amount of the outstanding notes have made a written request to the trustee to institute proceedings in respect of an event of default in its own name as trustee under the indenture;

•	the holders have offered to the trustee indemnity reasonably satisfactory to the trustee against any costs, liabilities or expenses to be incurred in compliance with the request;

•	the trustee has failed to institute such proceeding within 60 days after receipt of the notice, request and offer of indemnity; and

•	during the 60-day period, the holders of a majority in aggregate principal amount of the outstanding notes have not given the trustee direction inconsistent with such written request.

Any amendment to the indenture governing the notes might, depending on the facts and circumstances, be deemed for United States federal income tax purposes to be an exchange of the notes for new notes by the holders thereof, resulting in recognition of gain or loss for such purposes and possibly other adverse tax consequences to the holders. Holders should consult their own tax advisors regarding the tax consequences of such an amendment.

Discharge of the indenture

We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee or the paying agent (if the paying agent is not us or any of our affiliates) after the notes have become due and payable, whether at stated maturity, or a fundamental change purchase date, cash or other forms of consideration (as applicable under the terms of the indenture) sufficient to pay all amounts due and owing on all of the outstanding notes and paying other sums payable under the indenture.

Calculations in respect of notes

We are responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the average market prices of the notes and of our common stock. We will make all calculations in good faith and, absent manifest error, our calculations are final and binding on holders of the notes. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of our calculations without independent verification.

Replacement of notes

We will replace mutilated, destroyed, stolen, or lost notes at the expense of the holder upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft, or destruction of the notes satisfactory to us and the trustee. In the case of a lost, stolen, or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

Rule 144A information request

If at any time we are not subject to Section 13 or 15(d) of the Exchange Act and the notes or underlying shares of common stock issuable upon conversion of the notes constitute restricted securities within the meaning of Rule 144(a)(3) under the Securities Act, we will make available to the holders, beneficial owners or prospective purchasers of the notes or the underlying shares of our common stock, upon their request, the information required under Rule 144A(d)(4) under the Securities Act in order to facilitate the resale of those notes or shares pursuant to Rule 144A.

Governing law

The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York.

Information concerning the trustee

The Bank of New York Trust Company, N.A., a national banking association duly organized and existing under the laws of the United States of America will be the trustee, registrar, paying agent and conversion agent under the indenture for the notes.

Registration rights

We entered into a registration rights agreement with the initial purchasers of the notes. Pursuant to such registration rights agreement, we have filed with the SEC a shelf registration statement, of which this prospectus forms a part thereof, covering resales by holders of all notes and the common stock issuable upon conversion of the notes. We will use commercially reasonable efforts to:

•

cause such shelf registration statement to be declared effective as soon as is practicable and in any event by the later of (i) 90 calendar days following the closing of the private placement, (ii) 45 calendar days following either the consummation of the LogistiCare merger or the termination of the merger agreement, or (iii) if on the last date in (i) above, we would be required to include or incorporate by reference on a Form S-3 financial statements for the year ended December 31, 2007 and we have not yet filed our Annual Report on Form 10-K for the year ended December 31, 2007, the 5th calendar day after the earlier of the day on which such Annual Report on Form 10-K is filed or is required to be flied with the SEC, which we collectively refer to as the shelf effectiveness deadline; and

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keep such shelf registration statement effective until the earliest of (i) such time as (a) the sale or transfer pursuant to such shelf registration statement of the notes and all of the shares of common stock issuable upon conversion of the notes, (b) such notes and the common stock issuable upon conversion of the notes have been transferred in compliance with Rule 144 under the Securities Act or are transferable pursuant to paragraph (k) of such Rule 144, or (c) such notes and the common stock issuable upon conversion of the notes shall have ceased to be outstanding, and (ii) the date that is two years after the last day of original issuance of the notes and the common stock issuable upon conversion of the notes.

We will provide to each registered holder copies of the prospectus and take certain other actions as are required to permit unrestricted resales of the notes and the common stock issuable upon conversion of the notes. A holder who sells the notes and the common stock issuable upon conversion of the notes pursuant to the shelf registration statement will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, and will be bound by the provisions of the registration rights agreement, which are applicable to such holder, including certain indemnification provisions. If a shelf registration statement naming the holder and covering the notes and the common stock issuable upon conversion of the notes is not effective, such securities may not be sold or otherwise transferred unless such sale or transfer is exempted from the SEC’s prospectus delivery requirements.

We agreed in the registration rights agreement to give notice to holders of the filing and effectiveness of the shelf registration statement. In order to be named as a selling securityholder in the related prospectus at the time of effectiveness, the holder must complete and deliver a notice and questionnaire to us within 20 days of such holder’s receipt of notice from us of our intention to file the shelf registration statement. After the shelf registration statement becomes or has been declared effective, we will use commercially reasonable efforts to file within the required time period such amendments to the shelf registration statement or supplements to the prospectus forming a part thereof as are necessary to permit the holders to deliver such prospectus to purchasers of the notes and the common stock issuable upon conversion of the notes, subject to our right to suspend the use of the prospectus as discussed below; provided, however, that we shall not be required to file more than one post-effective amendment to the shelf registration statement in any calendar quarter. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling securityholder in the prospectus and therefore will not be permitted to sell any notes or common stock issuable upon conversion of the notes pursuant to the shelf registration statement.

We are permitted to suspend the use of the prospectus that is part of this shelf registration statement if we shall have determined in good faith that because of valid business reasons (not including avoidance of our obligations under the registration rights agreement), including circumstances relating to pending corporate developments and similar events or public filings with the SEC, it is in our best interests to suspend such use. We are not required to specify the nature of the event giving rise to a suspension in any notice of a suspension provided to the holders. Such suspension period shall not exceed 30 days in any 90-day period or an aggregate of 90 days in any 360-day period.

In the event that:

(a) the shelf registration statement has not become effective by the shelf effectiveness deadline;

(b) after the shelf registration statement has become effective, subject to our right to suspend the use of the prospectus that is part of this shelf registration statement, such shelf registration statement fails to be effective or usable without being succeeded within seven business days by a post-effective amendment or a report filed with the SEC pursuant to the Exchange Act that cures the failure to be effective or usable; or

(c) the prospectus has been suspended longer than the periods stated above,

each a “registration default,” additional interest will accrue on the notes at a rate per annum of 0.50% of the principal amount of the notes (equal to approximately $972 per day in the aggregate assuming that the full principal amount of the notes are restricted securities), payable periodically on May 15 and November 15 each year; provided, however, that, in no event shall additional interest accrue at a rate per annum exceeding 0.50% of the principal amount of the notes. Notwithstanding the foregoing, in no event shall additional interest accrue as a result of a registration default on the notes that are (i) sold or transferred pursuant to the shelf registration statement, or (ii) transferred in compliance with Rule 144 under the Securities Act or are transferable pursuant to paragraph (k) of such Rule 144. In addition, additional interest is not payable in connection with a registration default relating to a failure to register the common stock into which the notes are convertible.

Upon the cure of all registration defaults then continuing, the accrual of additional interest will automatically cease and the interest rate borne by the notes will revert to the original interest rate. Holders who have converted notes into shares of our common stock will not be entitled to receive any additional interest with respect to such common stock or the principal amount of the notes converted.

This summary of the registration rights agreement is not complete. The summary is subject to, and is qualified in its entirety by reference to, all of the provisions of the registration rights agreement that has been filed by us with the SEC.

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock. You should refer to our second amended and restated certificate of incorporation, referred to as our certificate of incorporation, and our amended and restated bylaws, referred to as our bylaws, for the actual terms of our capital stock. Copies of our certificate of incorporation and bylaws may be obtained as described in “Where you can find additional information.”

Authorized capital stock

We are authorized to issue up to 50,000,000 shares of capital stock which consists of 40,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of preferred stock, $0.001 par value. As of December 31, 2007, 12,144,366 shares of our common stock (excluding treasury shares) and no shares of preferred stock were issued and outstanding.

Common stock

Subject to the rights specifically granted to holders of any then outstanding shares of our preferred stock, our common stockholders are entitled to one vote per share and to vote together as a class on all matters submitted to a vote of our stockholders, and are entitled to any dividends that may be declared by our board of directors. Our common stockholders do not have cumulative voting rights. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Our common stockholders have no preemptive rights to purchase shares of our stock. The issued and outstanding shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are, and the shares of common stock to be issued upon conversion of the notes will be, upon payment therefor, fully paid and non-assessable. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Preferred stock

Our board of directors may from time to time authorize the issuance of up to 10,000,000 shares of preferred stock in one or more classes or series without stockholder approval. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors is authorized to adopt resolutions to, among other things, issue shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders.

One of the effects of undesignated preferred stock may be to enable our board of directors to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise. The issuance of such preferred stock may adversely affect the rights of our common stockholders by, among other things:

•	restricting the payment of dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing the liquidation rights of our common stock;

•	delaying or preventing a change in control without further action by the stockholders; or

•	decreasing the market price of our common stock.

Awards under employee benefit plans

We have outstanding options to purchase 994,562 shares of our common stock of which 858,217 are vested and presently exercisable or will become exercisable within 60 days of December 31, 2007. These outstanding options were granted pursuant to our 1997 stock option and incentive plan, 2003 stock option plan and 2006 long-term incentive plan. We have outstanding restricted stock awards covering 143,696 shares of our common stock which are subject to vesting restrictions. Of this amount the vesting restrictions will lapse with respect to 3,330 shares of our common stock within 60 days of December 31, 2007. These restricted stock awards were granted pursuant to our 2006 long-term incentive plan. We may not make additional grants of awards under our 1997 stock option and incentive plan and 2003 stock option plan.

Exchangeable shares

In connection with our acquisition of WCG International Consultants, Ltd., or WCG, on August 1, 2007, PSC of Canada Exchange Corp., our subsidiary, issued certain exchangeable shares for all of the equity interests in WCG. Holders of such exchangeable shares may exchange their exchangeable shares for up to an aggregate of 287,576 shares of our common stock at any time. Upon an exchange of exchangeable shares, holders will receive one share of our common stock for each exchangeable share.

Holders of exchangeable shares and/or shares of our common stock issued in exchange for exchangeable shares may not, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of the exchangeable shares and/or shares of our common stock issued in exchange for exchangeable shares, with respect to 50% of the exchange shares and/or shares of our common stock issued in exchange for exchangeable shares, for a period of one year from the closing date of the WCG acquisition, and, with respect to the other 50% of the exchange shares and/or shares of our common stock issued in exchange for exchangeable shares, for a period of two years from the closing date of the WCG acquisition. Notwithstanding the foregoing, holders of exchangeable shares are permitted to exchange those shares for shares of our common stock and transfer those shares of our common stock solely for the purpose of:

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tendering shares or our common stock to a take-over bid made on the same terms for all of the outstanding shares of our common stock, provided that the take-over bid has been made under a take-over bid circular in accordance with applicable securities laws and our board of directors have recommended that our stockholders accept the take-over bid and tender their shares of our common stock to the take-over bid or holders of more than 50% of the issued and outstanding shares of our common stock have tendered, and not withdrawn, their shares of our common stock to the take-over bid; or

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transferring our shares of common stock in a transaction constituting a merger, consolidation or similar transaction between us and another corporation which has been approved by our board of directors or holders of the requisite majority of shares of our common stock under the law applicable to such merger, consolidation or similar transaction.

Anti-takeover considerations and special provisions of Delaware law, our certificate of incorporation and our bylaws

Delaware anti-takeover law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

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a stockholder who owns 15.0% or more of our outstanding voting stock or any of our affiliates or associates who owned 15.0% or more of our outstanding voting stock at any time within the past three years (either otherwise known as an interested stockholder);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder;

for three years following the date that the stockholder became an interested stockholder. A “business combination” includes a merger or sale of more than 10.0% of our assets.

However, the above provisions of Section 203 do not apply if:

•	prior to the date of the business combination with the interested stockholder, our board of directors approved the transaction that made the stockholder an interested stockholder;

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upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85.0% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors and those owned under certain employee stock plans; or

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on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

This statute could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire us.

Certificate of incorporation and bylaws

A number of provisions of our certificate of incorporation and bylaws concern matters of corporate governance and the rights of our stockholders. Provisions that grant our board of directors the ability to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof may discourage takeover attempts that are not first approved by our board of directors, including takeovers which may be considered by some stockholders to be in their best interests. Certain provisions could delay or impede the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to our stockholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they could be favorable to the interests of stockholders, and could potentially depress the market price of our common stock. Our board of directors believes that these provisions are appropriate to protect our interests and the interests of our stockholders.

Classified board of directors. Our certificate of incorporation divides our board of directors into three classes. Moreover, no director may be removed prior to the expiration of his or her term except for cause. These provisions in our certificate of incorporation may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of our company and may maintain the incumbency of our board of directors, because this structure generally increases the difficulty of, or may delay, replacing a majority of the directors.

Meetings of stockholders. Our bylaws provide that annual meetings of our stockholders will take place at the time and place established by our board of directors. A special meeting of our stockholders may be called at any time by the chairman of the board, the board of directors or our president, and shall be called by the chairman of the board, our president or our secretary upon written request of stockholders holding at least 50.0% of our outstanding shares entitled to vote at such meeting.

Filling of board vacancies. Vacancies on the board of directors and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of a majority of our directors then in office. Each person so appointed will hold office until his or her successor has been duly elected or qualified, or until his or her earlier resignation, removal or disqualification.

Amendment of the bylaws. Our bylaws may be amended or repealed by a majority of our board of directors. Any amendment or repeal of our bylaws which has not previously received the approval of our board shall require for adoption the affirmative vote of the holders of at least a majority of the voting power of our then outstanding shares of capital stock entitled to vote at any duly convened annual or special meeting of the stockholders, in addition to any other approval which is required by law, the certificate of incorporation, bylaws or otherwise.

Limitations on liability and indemnification of officers and directors

Our certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by Delaware General Corporation Law. Our certificate of incorporation also provides that we must indemnify our directors and officers to the fullest extent permitted by Delaware law and advance expenses to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to certain exceptions. We maintain directors’ and officers’ insurance for our directors, officers and some employees for specified liabilities.

The limitation of liability and indemnification provisions in our certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. They may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though an action of this kind, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholders’ investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. However, we believe that these indemnification provisions are necessary to attract and retain qualified directors and officers.

Transfer agent and registrar

Computershare Investor Services, LLC is the transfer agent and registrar for our common stock.

MATERIAL U. S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion sets forth a summary of material United States federal income tax consequences of the acquisition, ownership, conversion and disposition of the notes and the ownership and disposition of our common stock.

This discussion:

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is based on the current provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the “Internal Revenue Code,” the existing applicable United States federal income tax regulations promulgated or proposed under the Internal Revenue Code, which we refer to as the “Treasury Regulations,” judicial authority and current administrative rulings and practice, each of which is subject to change, possibly with retroactive effect, and differing interpretations;

•	is applicable only to holders who:

•	are beneficial owners of notes or our common; and

•	hold the notes and our common stock as capital assets for United States federal income tax purposes;

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does not address all aspects of United States federal income taxation that may be relevant to holders in light of their particular circumstances or who are subject to special treatment under United States federal income tax laws, including but not limited to:

•	dealers in securities or commodities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	brokers;

•	banks and other financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	pension funds;

•	regulated investment companies and real estate investment trusts;

•	persons who own the notes or our common stock as part of a position in a hedging or constructive sale transaction, “straddle,” “conversion” or other integrated transaction for tax purposes;

•	U.S. holders (as defined below) whose “functional currency” for tax purposes is not the United States dollar;

•	certain individuals who terminated their United States citizenship or residency;

•	holders subject to the alternative minimum tax;

•	corporations that accumulate earnings in order to avoid United States federal income tax;

•	non-U.S. holders (as defined below) subject to special rules under the Internal Revenue Code, including “controlled foreign corporations” and “passive foreign investment companies”; and

•	partnerships or other pass-through entities and investors in such entities; and

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does not discuss any possible applicability of any United States state or local taxes, non-United States taxes or any United States federal tax other than the income tax, including but not limited to, the United States federal gift tax and estate tax.

We have not sought and will not seek any rulings from the Internal Revenue Service with respect to any matter discussed herein. No assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the tax characterizations and tax consequences set forth below.

As used herein, the term “U.S. holder” means a beneficial owner of a note or our common that, for United States federal income tax purposes, is:

•	a citizen or individual resident of the United States;

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a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

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a trust if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more “United States persons,” as defined by section 7701(a)(30) of the Internal Revenue Code, have the authority to control all of the substantial decisions of that trust.

Notwithstanding the preceding sentence, certain electing trusts in existence on August 20, 1996 that were treated as United States persons prior to such date may also be treated as U.S. holders.

The tax consequences to a partner in a partnership, including any entity or arrangement treated as a partnership for United States federal income tax purposes, that holds notes or our common stock generally will depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their tax advisors regarding an investment in notes and shares of our common stock.

The term “non-U.S. holder” means any beneficial owner of a note or our common stock that is neither a U.S. holder nor a partnership or other entity or arrangement treated as a partnership for United States federal income tax purposes. A non-U.S. holder should review the discussion under the heading “— Non-U.S. holders” below for more information.

This summary of material United States federal income tax considerations is for general information only and is not legal or tax advice. Investors considering the purchase of notes are urged to consult their own tax advisors with respect to the application of the United States federal income tax laws to their particular situations, as well as any tax consequences arising under the laws pertaining to any other United States federal tax other than the income tax, the laws of any state, local or non-United States taxing jurisdiction and any applicable treaty.

U.S. holders

Stated interest

Stated interest on a note generally will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with such holder’s method of accounting for United States federal income tax purposes.

Additional payments

If we were to fail to fulfill certain obligations described under the headings “Description of Notes — Registration rights” and “Description of Notes — Events of default and acceleration” above, then liquidated damages or other additional amounts would accrue on the notes in the manner described therein. Any such liquidated damages or other additional amounts should, for United States federal income tax purposes, be treated as additional interest on the notes and be included in the holder’s gross income as interest income at the time the payment is made or accrues in accordance with the U.S. holder’s regular method of tax accounting.

According to the applicable Treasury Regulations, the possibility of additional payments on the notes will not affect the amount or timing of interest income recognized by a holder if, as of the date the notes are issued, this possibility is remote or the potential amount of the additional payments is incidental. We will take the position that (1) the possibility that we would be required to pay liquidated damages or other additional amounts on the notes is remote and (2) the amount of any such payments would be incidental. Based on this position, we intend to treat the notes as not being subject to the special rules governing contingent payment debt instruments, which, if applicable, would affect the timing, amount and character of income in respect of the notes.

Our position that the possibility of the payment of liquidated damages or other additional amounts is remote and that the amount of any such payment would be incidental is binding on each holder, unless the holder explicitly discloses a different position on that holder’s United States federal income tax return for the taxable year that includes the acquisition of a note. The Internal Revenue Service, however, may take a contrary position, which, if sustained, could affect the amount, timing and character of income on the notes.

Market discount

A U.S. holder who acquires a note, other than at original issuance, at a cost less than the principal amount payable at maturity will be treated as having purchased the note with “market discount” unless the amount of the discount is de minimis, as determined under the Code. A U.S. holder generally must treat any gain realized on the sale, exchange, retirement or other disposition of a note as ordinary income to the extent of any accrued market discount thereon not previously included in income. For this purpose, market discount on a note generally accrues ratably from the day after the date the holder acquires the note until the maturity date. Alternatively, a U.S. holder may make an irrevocable election to accrue market discount on a constant yield basis.

U.S. holders who incur or maintain indebtedness to purchase or carry a note with market discount may be required to defer all or a portion of any deduction for interest on that indebtedness until the maturity or, in certain circumstances, disposal of the note.

Upon the conversion of a note, any accrued market discount on the note not previously included in the holder’s income will carry over to the common stock received in exchange for the converted note.

To the extent of such accrued market discount, any gain realized on the disposition of such common stock will be treated as ordinary income.

In lieu of recognizing accrued market discount upon a note’s taxable disposition, a U.S. holder may elect to currently include market discount in gross income as it accrues, generally as interest income. The rules, discussed above, treating certain gain on the taxable disposition of notes or our common stock with market discount as ordinary income and deferring interest deductions for indebtedness that finances the acquisition or carrying of notes with market discount will not apply to U.S. holders electing to currently include accrued market discount. This election, if made, generally will apply to all debt instruments with market discount acquired by the U.S. holder on or after the first day of the taxable year to which the election applies and may be revoked only with the consent of the Internal Revenue Service.

Amortizable bond premium

A U.S. holder who acquires a note, other than at original issuance, at a cost greater than the principal amount payable at maturity generally will be considered to have acquired the note with bond premium for United States federal income tax purposes, except to the extent that this excess is attributable to the note’s conversion feature. The amount attributable to a note’s conversion feature may be determined under any reasonable method, including by comparing the note’s market value at the time of acquisition with the market prices of similar notes without a conversion feature.

A U.S. holder may elect to amortize bond premium using a constant yield method over the remaining term of the notes. Bond premium is generally amortized by offsetting stated interest on the note received or accrued in each taxable year under the holder’s regular tax method of accounting, which otherwise would be included in the holder’s income, by the amount of the premium allocable to that taxable year, as determined under the Treasury Regulations. To the extent that the amortizable bond premium allocated to a taxable year exceeds the amount of stated interest received or accrued in that year, a U.S. holder may deduct this excess premium to the extent (1) the holder’s total stated interest inclusions in prior taxable years exceed (2) the aggregate amount of stated interest offset by amortizable bond premium in prior taxable years. Any amortizable bond premium allocable to a taxable year that neither offsets stated interest nor is deducted in that year is carried forward and treated as being allocable to the subsequent taxable year.

An electing U.S. holder’s tax basis in the notes must be reduced by the amount of amortizable bond premium offsetting stated interest or deducted.

A U.S. holder’s election to amortize bond premium applies to all debt obligations held or subsequently acquired on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the Internal Revenue Service. If this election is not made, then the holder will be required to include all stated interest in gross income without reduction for bond premium.

Upon the sale or other taxable disposition of a note, any unamortized bond premium, which is reflected in the note’s basis at the time of disposition, will either reduce the gain or increase the loss recognized upon such disposition. Upon conversion of a note into shares of our common stock, a U.S. holder may not deduct any unamortized bond premium on such note. Any unamortized bond premium at the time of conversion will be reflected in the basis of the shares of common stock received in such a conversion.

Sale, exchange, repurchase or other taxable disposition of the notes

Except as described under the headings “— Market discount” or “— Amortizable bond premium” above or under the heading “— Conversion of notes” below, upon a sale, exchange, repurchase, redemption or other taxable disposition of a note, a U.S. holder generally will recognize taxable gain or loss. The amount of such gain or loss will be measured by the difference, if any, between:

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the amount of cash plus the fair market value of any property received by the U.S. holder in exchange for notes, excluding any such amount attributable to accrued but unpaid interest not previously included in income, and

•	the U.S. holder’s adjusted tax basis in such notes.

Any amount received by the U.S. holder attributable to accrued but unpaid interest not previously included in income will be taxed as ordinary interest income.

A U.S. holder’s adjusted tax basis in a note generally will be equal to the holder’s initial investment in such note, increased by any market discount with respect to such note that the holder included in income, and decreased by the amount of any principal payments received by such holder and by any premium amortized by such holder with respect to such notes.

Gain or loss recognized by a U.S. holder generally will be capital gain or loss and, if such holder held the note for more than one year at the time of the disposition, long-term capital gain or loss. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, generally will be subject to a reduced tax rate. The deductibility of capital losses is subject to limitations.

Conversion of notes

A U.S. holder’s conversion of a note into our common stock will not be a taxable event, except with respect to any cash received in lieu of a fractional share of our common stock and any shares of common stock received with respect to accrued but unpaid interest not previously included in income, which will be taxed as ordinary interest income. A U.S. holder will recognize gain or loss upon the receipt of cash in lieu of a fractional share of our common stock, measured by the difference between the cash received and the U.S. holder’s tax basis attributable to the fractional share.

A U.S. holder’s tax basis in our common stock received upon a conversion of notes, other than shares received with respect to accrued but unpaid interest not previously included in income, will be the same as the U.S. holder’s tax basis in the converted notes at the time of conversion, reduced by any tax basis allocated to a fractional share. A U.S. holder’s tax basis in shares of our common stock received with respect to accrued but unpaid interest not previously included in income will be equal to the fair market value of such shares. A U.S. holder’s holding period for the common stock received will include the U.S. holder’s holding period for the note converted, except that the holding period for any shares received with respect to accrued but unpaid interest not previously included in income will commence on the day after the date of conversion.

Conversion rate adjustments

Under certain circumstances described under the heading “Description of Notes — Conversion rights” above, the conversion rate of the notes may be adjusted. The United States federal income tax treatment to a U.S. holder of such a conversion rate adjustment is unclear.

If at any time we distribute cash or other property to our stockholders that would be a taxable distribution to them for United States federal income tax purposes and the conversion rate of the notes is increased, then this increase may be treated as a deemed taxable distribution to the holders of the notes.

Such a deemed distribution generally will occur where the conversion rate adjustment either (1) is made to compensate holders of the notes for any cash or other property distributions made to our stockholders or (2) does not merely have the effect of preventing dilution of the interests of holders of the notes in our earnings and profits or assets. In this regard, an increase in the conversion rate in accordance with the anti-dilution provisions of the notes in the event of stock dividends or the distribution of rights to our stockholders to subscribe for our stock generally should not result in such a deemed distribution. Any deemed distributions resulting from any adjustment to the conversion rate would be treated, at the time of the conversion rate adjustment, as either taxable dividends, a return of capital or capital gain, as discussed below under the heading “— Distributions on common stock.” The amount of any such deemed distribution taxable as a dividend to a U.S. holder will increase such holder’s tax basis in its notes.

We will be required to increase the conversion rate of the notes in connection with a fundamental change described above under the heading “Description of Notes — Make-whole premium upon a fundamental change.” The United States federal income tax treatment to a U.S. holder of such a change in conversion rate is unclear. We intend to take the position that any such increase should not result in a deemed distribution to U.S. holders. Alternatively, such a change in conversion rate could result in a deemed distribution, subject to the treatment described in the previous paragraph.

Holders of the notes should consult their own tax advisors regarding the tax consequences to them of an adjustment in the conversion rate of the notes.

Distributions on common stock

Distributions to a U.S. holder with respect to shares of our common stock, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of current or accumulated earnings and profits, as determined under United States federal income tax principles, as of the end of the taxable year of the distribution. Dividends will be taxable to a U.S. holder as ordinary income.

To the extent that a U.S. holder receives a distribution with respect to our common stock that would have constituted a dividend for United States federal income tax purposes had it not exceeded our current and accumulated earnings and profits, the distribution will first be treated as a non-taxable return of capital, which will reduce the holder’s tax basis in its shares of our common stock and, thereafter, will be treated as capital gain.

Dividends received by individual and other non-corporate U.S. holders on our common stock in taxable years beginning on or before December 31, 2010 may be subject to United States federal income tax at lower rates applicable to long-term capital gains, provided that certain conditions are met. Dividends paid to corporate U.S. holders may qualify for a dividends received deduction, provided that certain conditions are met. U.S. holders should consult their own tax advisors concerning the applicability of these rules to their particular circumstances.

Sale or other taxable disposition of common stock

Unless a non-recognition provision applies or to the extent shares of our common stock were received upon a conversion of notes with accrued market discount (see the discussion under the heading “— Market discount” above), gain or loss realized by a U.S. holder on a sale or other disposition of our common stock will be recognized as capital gain or loss for United States federal income tax purposes and, if such holder’s holding period in such common stock exceeds one year, long-term capital gain or loss. The amount of the U.S. holder’s gain or loss will be equal to the difference between the amount of cash plus the fair market value of any property received by the U.S. holder in exchange for the disposed common stock and such U.S. holder’s adjusted tax basis in the common stock, determined as described in the discussion under the heading “— Sale, exchange, repurchase or other taxable disposition of the notes” above. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, generally will be subject to a reduced tax rate. The deductibility of capital losses is subject to limitations.

Non-U.S. holders

Interest on the notes

All interest payments on the notes made to a non-U.S. holder generally will be exempt from United States federal income and withholding tax, provided that:

•

such payments are not effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (or, in the case of an applicable tax treaty, is not attributable to the non-U.S. holder’s permanent establishment in the United States);

•	the non-U.S. holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•

the non-U.S. holder is not a “controlled foreign corporation” that is related, directly or indirectly, to us through stock ownership within the meaning of the applicable sections of the Internal Revenue Code; and

•

the non-U.S. holder of the note certifies, under penalty of perjury, prior to the payment of interest on a properly executed and delivered Internal Revenue Service Form W-8BEN or appropriate substitute form that it is not a “United States person” for United States federal income tax purposes.

The certification described in the last clause above may be provided by a securities clearing organization, a bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business. Under the Treasury Regulations, this certification may also be provided by a qualified intermediary on behalf of one or more beneficial owners or other intermediaries, provided that the intermediary has entered into a withholding agreement with the Internal Revenue Service and other conditions are met.

A non-U.S. holder that is not exempt from tax under these rules generally will be subject to United States federal withholding tax at a gross rate of 30%, subject to an exemption or reduction under an applicable income tax treaty, unless the interest is effectively connected with the conduct by the non-U.S. holder of a United States trade or business, as described under the heading “— United States Trade or Business” below. Non-U.S. holders should consult applicable income tax treaties, which may provide reduced rates of or an exemption from United States federal withholding tax. Non-U.S. holders will be required to satisfy certification requirements in order to claim a reduction of or exemption from withholding tax pursuant to the applicable income tax treaties. A non-U.S. holder may meet the certification requirements under this paragraph by providing an Internal Revenue Service Form W-8BEN or appropriate substitute form to us or our agent.

Additional payments

In the unlikely event that we are required to pay liquidated damages, as described under the heading “Description of Notes — Registration rights” above or other additional amounts described under the heading “Description of Notes — Events of default and acceleration” above, absent further guidance from the Internal Revenue Service, we intend to treat the payment of such amounts as interest subject to withholding tax to the extent described under the heading “— Interest on the notes” above. Non-U.S. holders who may be subject to withholding tax on any payments of liquidated damages or other additional amounts should consult their own tax advisors, in the event that any such payments are made, as to whether a refund may be obtained for all or a portion of the withholding tax on the grounds that the additional interest constitutes “portfolio interest” within the meaning of the Internal Revenue Code or otherwise.

Conversion of the notes

A non-U.S. holder’s conversion of notes into our common stock will not be a taxable event, except with respect to any cash received in lieu of a fractional share of our common stock and any common stock received with respect to accrued but unpaid interest not previously included in income, which will be taxed as ordinary interest income. See “— Interest on the notes” above. A non-U.S. holder will recognize gain or loss upon the receipt of cash in lieu of a fractional share of our common stock, measured by the difference between such cash received and the non-U.S. holder’s tax basis attributable to the fractional share. See “— Sale, exchange, repurchase or other taxable disposition of the notes” below.

Sale, exchange, repurchase or other taxable disposition of the notes

Subject to the discussion below concerning backup withholding, any gain realized by a non-U.S. holder on a sale, exchange, repurchase, redemption or other taxable disposition of the notes, including a conversion of the notes to the extent cash is received in lieu of a fractional share of our common stock, generally will be exempt from United States federal income and withholding tax, unless (1) the gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States or, in the case of an applicable income tax treaty, is attributable to a permanent establishment of such non-U.S. holder, (2) in the case of a non-U.S. holder who is a nonresident alien individual, the individual is present in the United States for 183 or more days in the taxable year of disposition and certain other conditions are met, (3) we are or have been a “United States real property holding corporation,” as defined in the Internal Revenue Code, at any time within the shorter of the five year period preceding such sale or disposition and the period the non-U.S. holder held the notes or (4) to the extent the proceeds relate to accrued but unpaid interest not previously included in income, which proceeds will be treated as such. See “— Interest on the notes” above.

Conversion rate adjustments

As discussed under the heading “— U.S. holders — Conversion rate adjustments” above, an adjustment to the conversion rate of the notes could give rise to a deemed distribution to holders of notes for United States federal income tax purposes. Any such deemed distributions with respect to a non-U.S. holder generally would be subject to the rules described under the heading “— Distributions on common stock” below.

Distributions on common stock

Dividends paid, including deemed distributions on the notes described under the heading “— Conversion rate adjustments” above, to a non-U.S. holder of our common stock generally will be subject to United States withholding tax at a gross rate of 30%, subject to any exemption or reduction under an applicable income tax treaty, unless the dividends are effectively connected with the non-U.S. holder’s conduct of a United States trade or business, as described under the heading “— United States trade or business” below. Non-U.S. holders should consult applicable income tax treaties, which may provide reduced rates of or an exemption from United States federal withholding tax. Non-U.S. holders will be required to satisfy certification requirements in order to claim any reduction of or exemption from withholding tax pursuant to an applicable income tax treaty, which may be satisfied by providing an Internal Revenue Service Form W-8BEN or appropriate substitute form to us or our agent.

Sale or other disposition of common stock

A non-U.S. holder generally will not be subject to United States federal income and withholding tax on gain realized on a sale or other disposition of our common stock, unless (1) the gain is effectively connected with the conduct by such non-U.S. holder of a trade or business in the United States and, in the case of an applicable income tax treaty, is attributable to a permanent establishment of such non-U.S. holder, (2) in the case of a non-U.S. holder who is a non-resident alien individual, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met or (3) we are or have been a “United States real property holding corporation,” as defined in the Internal Revenue Code, at any time within the shorter of the five year period preceding such sale or other disposition and the period the non-U.S. holder held the common stock and the note.

United States trade or business

For purposes of the discussion below, income or gain with respect to the notes or common stock is generally considered United States trade or business income if it is:

•	effectively connected with the conduct by the non-U.S. holder’s conduct of a United States trade or business; and

•

in the case of a treaty resident, attributable to the holder’s permanent establishment in the United States or, in the case of an individual, a fixed base in the United States maintained by the non-U.S. holder.

Non-U.S. holders generally will be taxed on any United States trade or business income in the same manner as U.S. holders. See “— U.S. holders” above. Non-U.S. holders will be required to provide a properly executed Internal Revenue Service Form W-8ECI or appropriate substitute to claim any available exemption from income or withholding tax.

Non-U.S. holders should consult applicable income tax treaties, which may provide reduced rates of or an exemption from United States federal income or withholding tax. Non-U.S. holders will be required to satisfy certification requirements in order to claim a reduction of or exemption from income or withholding tax pursuant to an applicable income tax treaty.

Corporate non-U.S. holders with income that is effectively connected with the conduct of a trade or business within the United States may also be subject to an additional “branch profits tax” at a gross rate of 30% on their effectively connected income, subject to exemption or reduction by any applicable income tax treaty.

United States real property holding corporations

The forgoing discussion of the United States federal tax consequences to non-U.S. holders assumes that we are not and have not been, at any relevant time, a “United States real property holding corporation,” within the meaning of the Internal Revenue Code. Under present law, we would not be a United States real property holding corporation, so long as on certain determination dates the fair market value of our “United States real property interests” is less than 50% of the sum of the fair market value of our United States real property interests, our interests in non-United States real property and our other assets that are used or held in a trade or business. We believe that we are not, have never been and do not expect to become a United States real property holding corporation.

In the event that we become a United States real property holding corporation, any gain recognized on a disposition of notes or our common stock by a non-U.S. holder who has held more than 5% of any class of our publicly traded stock may be subject to United States federal income tax, including any applicable withholding tax.

Backup withholding and information reporting

U.S. holders

Certain non-exempt U.S. holders may be subject to information reporting in respect of any payments we may make on the notes or our common stock, including any deemed payment upon issuance of our common stock pursuant to a conversion of the notes, the proceeds of the sale or other disposition of the notes or our common stock or any dividends on our common stock. In addition, backup withholding may apply, currently at a rate of 28%, if the U.S. holder (i) fails to supply a taxpayer identification number and certain other information, certified under penalty of perjury, in the manner required (ii) fails to certify that the holder is eligible for an exemption to backup withholding or (iii) otherwise fails to comply with the applicable backup withholding rules. Amounts withheld under backup withholding are allowable as a refund or a credit against the U.S. holder’s federal income tax upon furnishing the required information on a timely basis to the Internal Revenue Service.

Non-U.S. holders

We will, where required, report to non-U.S. holders and to the Internal Revenue Service the amount of any principal, interest and dividends, if any, paid on the notes or our common stock. Copies of these information returns also may be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the non-U.S. holder resides.

Backup withholding, currently at a rate of 28%, will not apply to payments of interest or dividends with respect to which either the requisite certification that the non-U.S. holder is not a United States person for United States federal income tax purposes, as described above, has been received or an exemption otherwise has been established, provided that neither we nor our paying agent have actual knowledge, or reason to know, that the non-U.S. holder is a United States person for United States federal income tax purposes that is not an exempt recipient or that the conditions of any other exemption are not, in fact, satisfied.

Payments on the sale or other disposition of notes or our common stock effected through a non-United States office of a broker to an offshore account maintained by a non-U.S. holder are generally not subject to information reporting or backup withholding. However, if the broker is a United States person, a “controlled foreign corporation,” a non-United States person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, a non-United States partnership with significant United States ownership or a United States branch of a non-United States bank or insurance company, then information reporting will be required, unless the broker has documentary evidence in its records that the beneficial owner of the payment is not a United States person or is otherwise entitled to an exemption and the broker has neither actual knowledge nor a reason to know that the beneficial owner is not entitled to an exemption. Backup withholding will apply if the sale or other disposition is subject to information reporting and the broker has actual knowledge or reason to know that the beneficial owner is a United States person that is not an exempt recipient.

Information reporting and backup withholding will apply to payments effected at a United States office of any broker, unless (1) the broker has documentary evidence in its records that the beneficial owner of the payment is not a United States person or is otherwise entitled to an exemption and (2) the broker has no actual knowledge or reason to know that the beneficial owner is not entitled to an exemption.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules from payments to a non-U.S. holder may be refunded or credited against the non-U.S. holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

SELLING SECURITYHOLDERS

Selling securityholders of notes and common stock issuable upon conversion of notes

Our common stock issuable upon conversion of the notes that may be offered pursuant to this prospectus will be offered by the selling securityholders named in the table below. For additional information regarding our common stock issuable upon conversion of the notes, see “Description of Notes” and “Description of Capital Stock” above. We are registering the notes and shares of common stock issuable upon conversion of the notes in order to permit the selling securityholders to offer the notes and the shares of our common stock issuable upon conversion of the notes for resale from time to time. Except for the ownership of the notes issued pursuant to the note purchase agreement we entered into with the initial purchasers of the notes, the selling securityholders have not had any material relationship with us within the past three years.

The following table sets forth the selling securityholders and other information regarding the beneficial ownership of the notes and shares of our common stock by each of the selling securityholders. The second column lists the principal amount of notes beneficially owned by each selling securityholder as of November 13, 2007. The third column lists the number of shares of common stock beneficially owned by each selling securityholder, based on its ownership of the notes, as of November 13, 2007, assuming conversion of all notes held by the selling securityholders on that date, without regard to any limitations on conversions.

The fourth column lists the notes being offered by this prospectus by each selling securityholder. The fifth column lists the shares of common stock being offered by this prospectus by each selling securityholder.

In accordance with the terms of the registration rights agreement we entered into with the initial purchasers of the notes, this prospectus generally covers the resale of the notes and the number of shares of our common stock issued or issuable upon conversion of the notes as of the trading day immediately preceding the date the registration statement is initially filed with the SEC. Because the conversion price of the notes may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The sixth column assumes the sale of all of the notes offered by the selling securityholders pursuant to this prospectus. The seventh column assumes the sale of all of the shares of common stock offered by the selling securityholders pursuant to this prospectus.

Under the terms of the notes, a selling securityholder may not convert the notes to the extent such conversion would cause such selling securityholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such conversion, excluding for purposes of such determination shares of common stock issuable upon conversion of the notes which have not been converted. The number of shares in the fourth column does not reflect this limitation. The selling securityholders may sell all, some or none of their notes or shares of common stock issuable upon conversion of the notes in this offering. See “Plan of Distribution.”

Name of Selling Securityholder	Principal Amount at Maturity of Notes Beneficially Owned Prior to Offering	Number of Shares Beneficially Owned Prior to Offering(1)	Maximum Principal Amount of Notes to be Sold Pursuant to this Prospectus	Maximum Number of Shares to be Sold Pursuant to this Prospectus(1)	Principal Amount of Notes Beneficially Owned After Offering	Number of Shares Beneficially Owned After Offering
Aristeia International Limited(2)	$2,828,000	89,862	$2,828,000	89,862	—	—
Aristeia Partners, L.P.(3)	323,000	10,263	323,000	10,263	—	—
Aristeia Special Investments Master, L.P.(4)	849,000	26,977	849,000	26,977	—	—
GLG Market Neutral Fund(5)	8,000,000	254,208	8,000,000	254,208	—	—
CQS Convertible and Quantitative Strategies Master Fund Limited(6)	2,000,000	63,552	2,000,000	63,552	—	—
Steelhead Investments LTD(7)	25,000,000	794,400	25,000,000	794,400	—	—
Highbridge International LLC(8)	10,000,000	317,760	10,000,000	317,760	—	—
CC Arbitrage Ltd.(9)	3,000,000	95,328	3,000,000	95,328	—	—
Fore Convertible Master Fund Ltd. (10)	3,000,000	95,328	3,000,000	95,328	—	—
Kings Road Investment Ltd.(11)	10,000,000	317,760	10,000,000	317,760	—	—
Deutsche Bank AG, London Branch(12)	2,000,000	63,552	2,000,000	63,552	—	—
Radcliffe SPC, Limited for and on behalf of the Class A Segregated Portfolio(13)	3,000,000	95,328	3,000,000	95,328	—	—

(1)

Assumes conversion of all of the holder’s notes at a conversion rate of 31.776 shares of common stock per $1,000 principal amount of notes, which includes the maximum make-whole premium conversion rate adjustment. As a result, the number of shares of our common stock issuable upon conversion of the notes may be less than what is indicated in the table.

(2)

Aristeia Capital, L.L.C., or Aristeia, is the investment manager of Aristeia International Limited, or Aristeia International, and has discretionary authority to vote and dispose of the securities held by Aristeia International and may be deemed to be the beneficial owner of these securities. Aristeia disclaims beneficial ownership of securities held by Aristeia International. Kevin Turner, Robert H. Lynch, Jr., Anthony Frascella and William R. Techer jointly own Aristeia and share voting and investment power over the securities beneficially owned by Aristeia International.

(3)

Aristeia Advisors, L.L.C., or Aristeia Advisors, is the General Partner of Aristeia Partners, L.P., or Aristeia Partners, and has discretionary authority to vote and dispose of the securities held by Aristeia Partners and may be deemed to be the beneficial owner of these securities. Aristeia Advisors disclaims beneficial ownership of the securities held by Aristeia Partners. Kevin Turner, Robert H. Lynch, Jr., Anthony Frascella and William R. Techer jointly own Aristeia and share voting and investment power over the securities beneficially owned by Aristeia Partners.

(4)

Aristeia is the investment manager of Aristeia Special Investments Master, L.P., or Aristeia Special Investments, and has discretionary authority to vote and dispose of the securities held by Aristeia Special Investments and may be deemed to be the beneficial owner of these securities. Aristeia disclaims beneficial ownership of the securities held by Aristeia Special Investments. Kevin Turner, Robert H. Lynch, Jr., Anthony Frascella and William R. Techer jointly own Aristeia and share voting and investment power over the securities beneficially owned by Aristeia Special Investments.

(5)

GLG Market Neutral Fund, or GLG Fund, is a publicly owned company listed on the Irish Stock Exchange. GLG Partners LP, or GLG Partners, an English limited partnership, acts as the investment manager of GLG Fund and has voting and dispositive power over the securities held by GLG Fund. The general partner of GLG Partners is GLG Partners Limited, an English limited company. The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Jonathan Green and Lehman Brothers (Cayman) Limited, a subsidiary of Lehman Brothers Holdings, Inc., a publicly-held entity. The managing directors of GLG Partners Limited are Noam Gottesman, Pierre Lagrange and Emmanuel Roman and, as a result, each has voting and dispositive power over the securities held by GLG Fund. GLG Partners, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanuel Roman disclaim beneficial ownership of the securities held by GLG Fund, except for their pecuniary interest therein.

(6)

The directors of CQS Convertible and Quantitative Strategies Master Fund Limited, or CQS Fund, Karla Bodden, Jane Fleming, Dennis Hunter, Alan Smith and Jonathan Crowther, have discretionary authority to vote and dispose of the securities held by CQS Fund.

(7)

HBK Investments L.P., or HBK Investments, has shared voting and dispositive power over the securities pursuant to an Investment Management Agreement between HBK Investments and Steelhead Investments Ltd., or Steelhead. HBK Investments has delegated discretion to vote and dispose of the securities to HBK Services LLC, or HBK Services. The following individuals may be deemed to have control over HBK Investments: Jamiel A. Akhtar, Richard L. Booth, David C. Haley, Laurence H. Lebowitz and William E. Rose. Steelhead is an affiliate of a registered broker-dealer. Steelhead has represented to us that the securities were purchased in the ordinary course of business and, at the time of the purchase of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. In connection with the original offering of the notes in November 2007, we paid Steelhead’s attorneys’ fees in the amount of $60,000.

(8)

Highbridge Capital Management, LLC, or Highbridge Capital, is the trading manager of Highbridge International LLC, or Highbridge International, and has voting control and investment discretion over the securities held by Highbridge International. Glenn Dubin and Henry Swieca control Highbridge Capital and have voting control and investment discretion over the securities held by Highbridge International. Each of Highbridge Capital, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International.

(9)

As investment manager under a management agreement, Castle Creek Arbitrage LLC, or Castle Creek, may exercise dispositive and voting power with respect to the shares owned by CC Arbitrage, Ltd., or CC Arbitrage. Castle Creek disclaims beneficial ownership of such shares. Daniel Asher and Allan Weine are the managing members of Castle Creek and disclaim beneficial ownership of the shares owned by CC Arbitrage. A beneficial owner of CC Arbitrage has a beneficial ownership interest in a number of broker-dealers, none of which are participating in this offering in any manner. CC Arbitrage has represented to us that the securities were purchased in the ordinary course of business and, at the time of the purchase of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(10)	Matthew Li has discretionary authority to vote and dispose of the securities held by Fore Convertible Master Fund Ltd.

(11)

Kings Road Investments Ltd. (“Kings Road”) is a wholly-owned subsidiary of Polygon Global Opportunities Master Fund (“Master Fund”). Polygon Investment Partners LLP, Polygon Investment Partners LP and Polygon Investment Partners HK Limited (the “Investment Managers”), Polygon Investments Ltd. (the “Manager”), the Master Fund, Alexander Jackson, Reade Griffith and Paddy Dear share voting and/or dispositive power of the securities held by Kings Road. The Investment Managers, the Manager, Alexander Jackson, Reade Griffith and Paddy Dear disclaim beneficial ownership of the securities held by Kings Road.

(12)

Deutsche Bank AG, London Branch, or Deutsche Bank AG, is the affiliate of Deutsche Bank Securities, Inc., a registered broker-dealer. Deutsche Bank AG has represented to us that the securities were purchased in the ordinary course of business and, at the time of the purchase of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(13)

Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Segregated Portfolio. RGC Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio.

Selling securityholers of shares of our common stock issuable upon exchange or redemption of the exchangeable shares

The common stock issuable upon exchange or redemption of the exchangeable shares that may be offered pursuant to this prospectus will be offered by the selling securityholders named in the table below. For additional information regarding our common stock, see “Description of Capital Stock.” We are registering the shares of our common stock issuable upon exchange or redemption of exchangeable shares in order to permit the selling securityholders to offer the shares of our common stock issuable upon exchange or redemption of the exchangeable shares for resale from time to time.

The following table sets forth the selling securityholders and other information regarding the beneficial ownership of our common stock by each of the selling securityholders before and after the offering. The second column lists the number of shares of common stock beneficially owned by each selling securityholder, based on its ownership of the exchangeable shares, as of December 3, 2007, assuming exchange or redemption of all exchangeable shares held by the selling securityholders on that date. The fourth column assumes the sale of all of the shares of our common stock offered by the selling securityholders pursuant to this prospectus.

The selling securityholders may sell all, some or none of their shares of common stock issuable upon exchange for or redemption of their exchangeable shares. See “Plan of Distribution.”

Name of Selling Securityholder	Number of Shares Beneficially Owned Prior to Offering	Maximum Number of Shares to be Sold Pursuant to this Prospectus(1)	Number of Shares Beneficially Owned After Offering
Ian Ferguson(2)	172,546	172,546	—
Elizabeth Ferguson(3)	172,546	172,546	—
James Rae(4)	43,136	43,136	—
Robert Skene(5)	28,758	28,758	—
Walrus Holdings Ltd.(6)	23,006	23,006	—
John L. Parker(7)	20,130	20,130	—
Jenco Enterprises Ltd.(8)	146,736	146,736	—

(1)	Assumes exchange or redemption of all of the holder’s exchangeable shares for shares of our common stock.

(2)

Includes 12,646 and 146,736 shares of our common stock issuable upon exchange for or redemption of exchangeable securities held by Elizabeth Ferguson, Mr. Ferguson’s wife, and Jenco Enterprises Ltd., respectively. See also notes 3 and 8. Mr. Ferguson is the Chief Executive Officer of our subsidiary, WCG International Consultants Ltd., or WCG.

(3)

Includes 13,164 and 146,736 shares of our common stock issuable upon exchange for or redemption of exchangeable securities held by Ian Ferguson, Ms. Ferguson’s husband, and Jenco Enterprises Ltd., respectively. See also notes 2 and 8. Ms. Ferguson is the Senior Vice President of Community Relations of WCG.

(4)	Mr. Rae is President of WCG.

(5)	Mr. Skene is a consultant to WCG, from time to time, and was formerly the Senior Vice President and Strategic Advisor of WCG.

(6)	Darlene Bailey has voting and investment control over the securities held by Walrus Holdings Ltd. Ms. Bailey is the Chief Operating Officer of WCG.

(7)	Mr. Parker is the Senior Vice President of Finance and Chief Financial Officer of WCG.

(8)	Ian Ferguson and Elizabeth Ferguson have voting and investment control over the securities held by Jenco Enterprises Ltd. See notes 2 and 3.

Other information

All of the selling securityholders may engage in hedging transactions from time to time or short sales of our common stock for hedging purposes. They all may have sold short shares of our common stock in the past and may enter into future short sales and other hedging transactions or have an existing short position in shares of our common stock. The selling securityholders did not provide details about any specific hedging or short-sale transaction or position.

PLAN OF DISTRIBUTION

Notes and shares of common stock issuable upon conversion of the notes

We are registering the notes and the shares of common stock issuable upon conversion of the notes to permit the resale of these notes and shares of common stock by the holders of the notes from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling securityholders of the notes and shares of common stock issuable upon conversion of the notes. We will bear all fees and expenses incident to our obligation to register the notes and shares of common stock issuable upon conversion of the notes.

The selling securityholders may sell all or a portion of the notes or shares of common stock issuable upon conversion of the notes beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the notes or shares of common stock issuable upon conversion of the notes are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. The notes and shares of common stock issuable upon conversion of the notes may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling securityholders effect such transactions by selling notes or common stock issuable upon conversion of the notes to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of the notes or such common stock, as applicable, for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock issuable upon conversion of the notes or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock issuable upon conversion of the notes in the course of hedging in positions they assume. The selling securityholders may also sell shares of common stock issuable upon conversion of the notes short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling securityholders may also loan or pledge the notes or shares of common stock issuable upon conversion of the notes to broker-dealers that in turn may sell such shares.

The selling securityholders may pledge or grant a security interest in some or all of the notes or shares of common stock issuable upon conversion of the notes owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the notes and shares of common stock issuable upon conversion of the notes from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer and donate the notes and shares of common stock issuable upon conversion of the notes in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling securityholders and any broker-dealer participating in the distribution of the notes and shares of common stock issuable upon conversion of the notes may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.

Under the securities laws of some states, the notes and shares of common stock issuable upon conversion of the notes may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the notes and shares of common stock issuable upon conversion of the notes may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling securityholder will sell any or all of the notes and shares of common stock issuable upon conversion of the notes registered pursuant to the registration statement, of which this prospectus forms a part.

The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the notes and shares of common stock issuable upon conversion of the notes by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the notes and shares of common stock issuable upon conversion of the notes to engage in market-making activities with respect to the notes or shares of common stock issuable upon conversion of the notes. All of the foregoing may affect the marketability of the notes or shares of common stock issuable upon conversion of the notes and the ability of any person or entity to engage in market-making activities with respect to the notes and shares of common stock issuable upon conversion of the notes.

Once sold under the registration statement, of which this prospectus forms a part, the notes and shares of common stock issuable upon conversion of the notes will be freely tradable in the hands of persons other than our affiliates.

Shares of common stock issuable upon exchange of exchangeable shares

We are registering the shares of common stock issuable upon exchange or redemption of the exchangeable shares to permit the resale of these shares of common stock by the selling securityholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling securityholders of the shares of common stock issuable upon exchange or redemption of the exchangeable shares. We will bear all fees and expenses incident to our obligation to register the shares of common stock issuable upon exchange or redemption of the exchangeable shares.

The selling securityholders may sell all or a portion of the shares of common stock issuable upon exchange or redemption of the exchangeable shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock issuable upon exchange or redemption of the exchangeable shares are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock issuable upon exchange or redemption of the exchangeable shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling securityholders effect such transactions by selling common stock issuable upon exchange or redemption of the exchangeable shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of the common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock issuable upon exchange or redemption of the exchangeable shares or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock issuable upon exchange or redemption of the exchangeable shares in the course of hedging in positions they assume. The selling securityholders may also sell shares of common stock issuable upon exchange or redemption of the exchangeable shares short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling securityholders may also loan or pledge shares of common stock issuable upon exchange or redemption of the exchangeable shares to broker-dealers that in turn may sell such shares.

The selling securityholders may pledge or grant a security interest in some or all of the shares of common stock issuable upon exchange or redemption of the exchangeable shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock issuable upon exchange or redemption of the exchangeable shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer and donate shares of common stock issuable upon exchange or redemption of the exchangeable shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling securityholders and any broker-dealer participating in the distribution of the shares of common stock issuable upon exchange or redemption of the exchangeable shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.

Under the securities laws of some states, the shares of common stock issuable upon exchange or redemption of the exchangeable shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock issuable upon exchange or redemption of the exchangeable shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling securityholder will sell any or all of the shares of common stock issuable upon exchange or redemption of the exchangeable shares registered pursuant to the registration statement, of which this prospectus forms a part.

The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock issuable upon exchange or redemption of the exchangeable shares by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock issuable upon exchange or redemption of the exchangeable shares to engage in market-making activities with respect to shares of common stock issuable upon exchange or redemption of the exchangeable shares. All of the foregoing may affect the marketability of the shares of common stock issuable upon exchange or redemption of the exchangeable shares and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock issuable upon exchange or redemption of the exchangeable shares.

Once the lock-up restrictions lapse and the shares of common stock are issued in exchange for or upon redemption of the exchangeable shares, the shares of common stock sold under the registration statement, of which this prospectus forms a part, will be freely tradable in the hands of persons other than our affiliates. See “Description of Capital Stock – Exchangeable shares”.

Fees, expenses and indemnification

We will pay all expenses of the registration of the notes and the underlying shares of common stock and the shares of common stock issuable upon exchange or redemption of the exchangeable shares, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling securityholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling securityholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling securityholders will be entitled to contribution. We may be indemnified by the selling securityholders against civil liabilities, including liabilities under the Securities Act, that may arise from any information furnished to us by the selling securityholder specifically for use in this prospectus or we may be entitled to contribution.

LEGAL MATTERS

The validity of the notes and the shares of common stock issuable upon conversion of the notes and upon exchange or redemption of the exchangeable shares offered by this prospectus will be passed upon for us by Blank Rome LLP.

EXPERTS

McGladrey & Pullen, LLP, an independent registered public accounting firm, has audited the consolidated financial statements and schedule of The Providence Service Corporation and The Providence Service Corporation’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included in our Annual Report on Form 10-K for the year ended December 31, 2006, as set forth in their reports which are incorporated by reference in this prospectus and in the registration statement. These financial statements and schedule and management’s assessment are incorporated by reference in this prospectus and in the registration statement in reliance on McGladrey & Pullen LLP’s reports, given on their authority as experts in accounting and auditing.

The audited historical financial statements of Charter LCI Corporation included beginning on page four of The Providence Service Corporation’s Current Report on Form 8-K/A dated February 6, 2008 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

KPMG LLP, an independent registered public accounting firm, has audited the consolidated financial statements of WCG International Consultants Inc. as of September 30, 2006 included in our current report on Form 8-K/A, dated August 1, 2007, as set forth in their report which is incorporated by reference in this prospectus and in the registration statement. These financial statements are incorporated by reference in this prospectus and in the registration statement in reliance on KPMG LLP’s report, given on their authority as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

The following documents filed by us with the SEC are hereby incorporated by reference in this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007;

•

Our Current Reports on Form 8-K or Form 8-K/A filed with the SEC on February 7, 2008, January 17, 2008, December 12, 2007, November 15, 2007, November 7, 2007, October 15, 2007, October 12, 2007, August 17, 2007, August 7, 2007, May 30, 2007, March 28, 2007 and February 6, 2007 (other than items 2.02 and 7.01);

•

The description of our common stock contained in our Registration Statement on Form 8-A, File No. 000-50364, filed August 13, 2003 pursuant to Section 12(g) of the Exchange Act, and all amendments or reports filed by us for the purpose of updating that description.

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus (other than information furnished under item 2.02 and 7.01 of Form 8-K) and to be part hereof from the dates of filing of such reports and other documents.

We herby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to such documents. Requests for such copies should be directed to our Investor Relations department, at the following address or by calling the following telephone number:

The Providence Service Corporation

5524 East Fourth Street

Tucson, Arizona 85711

(520) 747-6600

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We also file periodic reports, proxy and information statements and other information with the SEC pursuant to the Exchange Act. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov.

Our Internet address is www.provcorp.com. We make available free of charge, on or through our web site, annual reports on Form 10-K, quarterly reports on form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our web site is not part of this prospectus.

This prospectus constitutes a part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and the accompanying exhibits and schedules. The registration statement may be inspected at the Public Reference Facility maintained by the SEC at the address set forth in the first paragraph of this section. Statements contained in this prospectus regarding the contents of any contract or any other document filed as an exhibit are not necessarily complete. In each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, and each statement is qualified in all respects by that reference.

February 11, 2008

The Providence Service Corporation

$70,000,000 6.5% Convertible Senior Subordinated Notes due 2014

and Shares of Common Stock Issuable Upon Conversion of the Notes

and

287,576 Shares of Common Stock

PROSPECTUS